UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(A free translation of the original in Portuguese)

Banco Santander (Brasil) S.A.

and its subsidiaries

Interim Consolidated Financial Statements

at September 30, 2016

and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at September 30, 2016, and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above have not been prepared, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at September 30, 2016, their consolidated financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other matters

Complementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the nine-month period ended September 30, 2016, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

Audit and review of the prior-year information

The interim consolidated financial statements mentioned in the first paragraph include, for comparative purposes, financial information related to the statements of income and comprehensive income for the quarter and nine-month period ended at September 30, 2015, and the statement of changes in equity, cash flows and the statements of value added for the nine-month period ended at September 30, 2015, obtained from the interim consolidated financial statements of the quarter ended at September 30, 2015, and the balance sheet as at December 31, 2015, obtained from the consolidated financial statements as at December 31, 2015, reclassified as described on Note 1 (l). The review of these interim consolidated financial statements for the quarter and nine-month period ended at September 30, 2015, and the audit opinion of the financial statements for the year ended at December 31, 2015 were conducted under the responsibility of the other independent auditors, who issued an unqualified review and audit opinion reports dated October 25, 2016 and February 26, 2016, respectively.

São Paulo, October 25, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	9/30/2016	12/31/2015

Cash and Balances With The Brazilian Central Bank		118,860,112	89,143,353

Financial Assets Held For Trading	4-a	61,897,011	50,536,731
Debt instruments		41,771,346	25,193,598
Equity instruments		514,623	404,973
Trading derivatives	17-b	19,611,042	24,938,160

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	1,782,845	2,080,234
Debt instruments		1,741,104	1,506,570
Equity instruments		41,741	573,664

Available-For-Sale Financial Assets	4-a	64,712,818	68,265,606
Debt instruments	17-a.2	62,727,655	67,103,274
Equity instruments		1,985,163	1,162,332

Held to maturity investments	4-a	9,849,491	10,097,836

Loans and Receivables	4-a	282,956,383	306,268,788
Loans and amounts due from credit institutions		26,643,283	42,422,638
Loans and advances to customers	14	240,734,505	252,033,449
Debt instruments	17-a.2	15,578,595	11,812,701

Hedging Derivatives	17-b	186,481	1,312,202

Non-Current Assets Held For Sale	5	1,074,731	1,237,493

Investments in Associates and Joint Ventures	6	1,008,680	1,060,743

Tax Assets		27,625,420	34,769,848
Current		2,869,477	4,194,344
Deferred		24,755,943	30,575,504

Other Assets		5,107,418	3,802,118

Tangible Assets		6,712,227	7,005,914

Intangible Assets		30,108,496	29,813,662
Goodwill	8-a	28,355,039	28,332,719
Other intangible assets	8-b	1,753,457	1,480,943

Total Assets		611,882,113	605,394,528

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	9/30/2016	12/31/2015

Financial Liabilities Held For Trading	9-a	42,332,878	42,387,768
Trading derivatives	17-b	14,831,084	22,340,137
Short positions	9-b.6	27,501,794	20,047,631

Financial Liabilities at Amortized Cost	9-a	453,777,078	457,281,656
Deposits from Brazilian Central Bank and deposits from credit institutions		67,235,803	69,451,498
Customer deposits		248,413,221	243,042,872
Marketable debt securities		98,831,500	94,658,300
Subordinated liabilities		453,958	8,097,304
Debt Instruments Eligible to Compose Capital		8,205,703	9,959,037
Other financial liabilities		30,636,893	32,072,645

Hedging Derivatives	17-b	307,921	2,376,822

Provisions	10-a	11,674,302	11,409,677
Provisions for pension funds and similar obligations		2,783,199	2,696,653
Provisions, judicial and administrative proceedings, commitments and other provisions		8,891,103	8,713,024

Tax Liabilities		6,913,884	5,253,125
Current		5,606,424	4,436,000
Deferred		1,307,460	817,125

Other Liabilities		8,332,928	6,850,196

Total Liabilities		523,338,991	525,559,244

Stockholders' Equity	11	88,722,757	83,531,754
Capital		57,000,000	57,000,000
Reserves		27,818,083	24,388,967
Treasury shares		(444,789)	(423,953)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)
Profit for the period attributable to the Parent		5,866,463	9,783,740
Less: Dividends and remuneration		(500,000)	(6,200,000)

Other Comprehensive Income		(858,785)	(4,131,532)

Stockholders' Equity Attributable to the Parent		87,863,972	79,400,222

Non - Controlling Interests		679,150	435,062

Total Stockholders' Equity		88,543,122	79,835,284
Total Liabilities and Stockholders' Equity		611,882,113	605,394,528

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data

	Note	7/01 to 9/30/2016	7/01 to 9/30/2015	1/01 to 9/30/2016	1/01 to 9/30/2015

Interest and similar income		19,644,273	18,729,053	57,668,414	51,915,971
Interest expense and similar charges		(12,091,876)	(10,972,711)	(35,272,410)	(27,512,630)
Net Interest and similar Income		7,552,397	7,756,342	22,396,004	24,403,341
Income from equity instruments		15,648	15,268	59,753	95,881
Income from companies accounted for by the equity method	6-b	11,830	26,002	50,516	81,953
Fee and commission income		3,348,090	2,911,479	9,741,628	8,629,196
Fee and commission expense		(610,807)	(513,131)	(1,878,102)	(1,678,035)
Gains (losses) on financial assets and liabilities (net)		576,971	(10,721,368)	11,329,980	(17,756,686)
Financial assets held for trading		554,877	(10,625,091)	11,309,123	(17,428,217)
Other financial instruments at fair value through profit or loss		25,328	111,369	86,494	(34,652)
Financial instruments not measured at fair value through profit or loss		67,342	(214,788)	68,558	(305,817)
Other		(70,576)	7,142	(134,195)	12,000
Exchange differences (net)		(399,181)	2,754,665	(2,872,748)	6,220,274
Other operating income (expense)		(181,809)	11,554	(397,165)	(193,940)
Total Income		10,313,139	2,240,811	38,429,866	19,801,984
Administrative expenses	13	(3,699,160)	(3,633,326)	(10,901,952)	(10,525,596)
Personnel expenses		(2,097,160)	(1,986,982)	(6,062,297)	(5,673,945)
Other administrative expenses		(1,602,000)	(1,646,344)	(4,839,655)	(4,851,651)
Depreciation and amortization		(372,806)	(358,961)	(1,096,382)	(1,166,666)
Tangible assets		(293,505)	(266,237)	(861,076)	(781,024)
Intangible assets		(79,301)	(92,724)	(235,306)	(385,642)
Provisions (net)		(568,394)	(1,061,522)	(2,062,752)	(3,181,916)
Impairment losses on financial assets (net)		(2,628,249)	(3,135,395)	(8,284,708)	(9,267,909)
Loans and receivables	4-b.2	(2,628,245)	(3,135,395)	(8,377,858)	(9,084,787)
Other financial instruments not measured at fair value through profit		(4)	-	93,150	(183,122)
Impairment losses on other assets (net)		(20,904)	(299,471)	(68,561)	(1,242,949)
Other intangible assets		-	(309,100)	(6,594)	(685,632)
Other assets		(20,904)	9,629	(61,967)	(557,317)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		(1,666)	753,941	2,474	780,838
Gains (losses) on non-current assets held for sale not classified as discontinued operations		88,909	8,120	84,539	74,494
Operating Gains (loss) Before Tax		3,110,869	(5,485,803)	16,102,524	(4,727,720)
Income taxes	12	(810,135)	7,203,088	(10,155,324)	13,014,702
Consolidated Net income for the period		2,300,734	1,717,285	5,947,200	8,286,982
Profit attributable to the Parent		2,259,565	1,691,369	5,866,463	8,256,672
Profit attributable to non-controlling interests		41,169	25,916	80,737	30,310

Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	286.53	213.91	743.66	1,043.46
Preferred shares	315.18	235.30	818.02	1,147.81
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	286.24	213.86	742.93	1,043.25
Preferred shares	314.86	235.25	817.23	1,147.57
Net Profit attributable - Basic (Brazilian Real)
Common shares	1,096,824	821,181	2,847,644	4,007,646
Preferred shares	1,162,741	870,188	3,018,819	4,249,026
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,096,803	821,178	2,847,591	4,007,630
Preferred shares	1,162,762	870,191	3,018,872	4,249,042

Weighted average shares outstanding - basic
Common shares	3,828,012	3,838,938	3,829,242	3,840,722
Preferred shares	3,689,152	3,698,215	3,690,383	3,701,862
Weighted average shares outstanding - diluted
Common shares	3,831,787	3,839,717	3,832,910	3,841,501
Preferred shares	3,692,927	3,698,994	3,694,051	3,702,641

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real

	7/01 to 9/30/2016	7/01 to 9/30/2015	1/01 to 9/30/2016	1/01 to 9/30/2015

Consolidated Profit for the Period	2,300,734	1,717,285	5,947,200	8,286,982

Other comprehensive income which may be reclassified to net income:	319,040	(2,067,839)	3,445,861	(2,415,003)

Available-for-sale financial assets	430,092	(2,031,267)	3,054,368	(2,336,528)
Valuation adjustments	654,962	(3,320,716)	5,102,562	(3,620,130)
Amounts transferred to income statement	25,328	111,369	86,494	(34,652)
Income taxes	(250,198)	1,178,080	(2,134,688)	1,318,254

Cash flow hedges	(111,052)	(36,571)	391,493	(78,475)
Valuation adjustments	(191,590)	(127,996)	703,135	(298,682)
Amounts transferred to income statement	1,580	36,346	1,580	107,851
Income taxes	78,958	55,079	(313,222)	112,356

Net investment hedge	(83,572)	(763,765)	470,188	(944,182)
Net investment hedge	(159,359)	(1,272,941)	896,578	(1,573,637)
Income taxes	75,787	509,176	(426,390)	629,455

Exchange on investments Abroad	83,572	763,764	(470,188)	944,182
Exchange on investments Abroad	83,572	763,764	(470,188)	944,182
Other comprehensive income which may not be reclassified to net income:	(2,544)	634,881	(173,114)	863,876

Defined Benefits plan	(2,544)	634,881	(173,114)	863,876
Defined Benefits plan	1	1,004,500	(288,161)	1,383,486
Income taxes	(2,545)	(369,619)	115,047	(519,610)

Total Comprehensive Income	2,617,230	284,327	9,219,947	6,735,855

Attributable to the parent	2,576,061	258,411	9,139,210	6,705,545
Attributable to non-controlling interests	41,169	25,916	80,737	30,310
Total	2,617,230	284,327	9,219,947	6,735,855

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests (1)	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	8,256,672	-	8,256,672	(2,336,528)	863,876	944,182	(1,022,657)	6,705,545	30,310	6,735,855
Appropriation of net profit		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(1,530,000)	-	-	-	(1,670,000)	(3,200,000)	-	-	-	-	(3,200,000)	-	(3,200,000)
Share based payment		-	187,341	-	-	-	-	187,341	-	-	-	-	187,341	-	187,341
Treasury shares		-	-	(175,990)	-	-	-	(175,990)	-	-	-	-	(175,990)	-	(175,990)
Results of treasury shares		-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Capital restructuring		-	-	(38)	-	-	-	(38)	-	-	-	-	(38)	-	(38)
Option for Acquisition of Equity Instrument		-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Other		193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	245,397	245,397
Balances at September 30, 2015		57,000,000	24,683,965	(621,529)	(1,017,000)	8,256,672	(3,200,000)	85,102,108	(2,263,236)	(1,017,474)	1,646,531	(1,718,869)	81,749,060	415,880	82,164,940

Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	5,866,463	-	5,866,463	3,054,368	(173,114)	(470,188)	861,681	9,139,210	80,737	9,219,947
Appropriation of net profit		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(6,200,000)	-	-	-	5,700,000	(500,000)	-	-	-	-	(500,000)	-	(500,000)
Share based payments	14-a.1	-	(84,969)	-	-	-	-	(84,969)	-	-	-	-	(84,969)	-	(84,969)
Treasury shares	11-c	-	-	(20,799)	-	-	-	(20,799)	-	-	-	-	(20,799)	-	(20,799)
Results of treasury shares	11-c	-	1,037	-	-	-	-	1,037	-	-	-	-	1,037	-	1,037
Capital restructuring	11-c	-	-	(37)	-	-	-	(37)	-	-	-	-	(37)	-	(37)
Other	3-b	-	(70,692)	-	,	-	-	(70,692)	-	-	-	-	(70,692)	163,351	92,659
Balances at September 30, 2016		57,000,000	27,818,083	(444,789)	(1,017,000)	5,866,463	(500,000)	88,722,757	408,951	(1,314,758)	1,023,389	(976,367)	87,863,972	679,150	88,543,122
(1) On September 30, 2015 includes R$240 million related to the put option of Banco Bonsucesso (note 3.c)

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real

	Note	1/01 to 9/30/2016	1/01 to 9/30/2015
1. Cash Flows From Operating Activities
Consolidated Net income for the period		5,947,200	8,286,982
Adjustments to profit		18,047,038	(6,470,311)
Depreciation of tangible assets		861,076	781,024
Amortization of intangible assets		235,306	385,642
Impairment losses on other assets (net)		68,561	1,242,949
Provisions and Impairment losses on financial assets (net)		10,347,460	12,449,825
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(87,013)	(855,332)
Share of results of entities accounted for using the equity method	6-a	(50,516)	(81,953)
Changes in deferred tax assets and liabilities		6,415,870	(9,130,497)
Monetary Adjustment of Escrow Deposits		(563,639)	(477,998)
Recoverable Taxes		(169,788)	(943,379)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1,068,303	(2,074,369)
Other (1)		(78,582)	(7,766,223)
Net (increase) decrease in operating assets		(32,260,912)	(75,204,774)
Balance with the Brazilian Central Bank		(32,584,885)	(23,012,395)
Financial assets held for trading		(11,343,608)	(1,423,137)
Other financial assets at fair value through profit or loss		390,539	(1,429,763)
Available-for-sale financial assets		1,533,432	6,930,918
Loans and receivables		5,946,460	(44,565,586)
Held to maturity investments		248,345	-
Other assets		3,548,805	(11,704,811)
Net increase (decrease) in operating liabilities		14,376,649	77,910,446
Financial liabilities held for trading		(54,890)	24,619,977
Financial liabilities at amortized cost		12,790,836	52,156,023
Other liabilities		1,640,703	1,134,446
Paid tax		(3,142,388)	(528,748)
Total net cash flows from operating activities (1)		2,967,587	3,993,595

2. Cash Flows From Investing Activities
Investments		(1,494,527)	(1,251,577)
Tangible assets	7	(615,600)	(566,378)
Intangible assets		(480,376)	(685,258)
Acquisition of subsidiary, less net cash on acquisition	3-e	(392,998)	59
Non-Current Assets Held For Sale		(10,462)	-
Consolidation scope change	5	4,909	-
Disposal		307,626	1,285,980
Net cash received on disposal of Subsidiary		-	857,830
Invested capital reduction in joint control	6-b	76,860	-
Tangible assets		15,735	58,074
Non-Current Assets Held For Sale		123,343	321,506
Dividends and interest on capital received		91,688	48,570
Total net cash flows from investing activities (2)		(1,186,901)	34,403

3. Cash Flows From Financing Activities
Acquisition of own shares		(20,799)	(176,028)
Issuance of other long-term liabilities	9-b.3	39,512,824	60,353,823
Dividends paid and interest on capital		(3,222,199)	(963,302)
Payments of subordinated liabilities	9-b.4	(8,362,652)	(216,075)
Payments of other long-term liabilities	9-b.3	(43,566,159)	(48,686,197)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(2,639,413)	(506,326)
Net increase (decrease) in non-controlling interests		27,173	245,397
Total net cash flows from financing activities (3)		(18,271,225)	10,051,292
Exchange variation on Cash and Cash Equivalents (4)		(1,068,303)	2,074,369
Net Increase (decrease) in Cash (1+2+3+4)		(17,558,842)	16,153,659
Cash and cash equivalents at beginning of period		33,131,614	23,399,970
Cash and cash equivalents at end of period		15,572,772	39,553,629

Cash and cash equivalents components
Cash		4,273,011	8,780,838
Loans and other		11,299,761	30,772,791
Total of cash and cash equivalents		15,572,772	39,553,629

Non-cash transactions
Foreclosured loans and other assets transferred to non-current assets held for sale		483,999	136,274
Dividends and interest on capital declared but not paid	11-b	-	3,050,000

Supplemental information
Interest received		56,647,340	51,066,822
Interest paid		34,814,460	26,851,896

(1) In September 2015, it includes mainly the effect mentioned in Note 10.b-1.

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Presidente Juscelino Kubitschek Avenue, 2041 and 2235 - Block A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 15): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit, financing and investment, exchange, mortgage lending, leasing, credit cards and securities brokerage. The operations are conducted as part of a set of institutions that operate on integrated financial markets. The benefits and costs corresponding to services rendered are absorbed between them, they are conducted in the normal course of business and under reciprocal conditions.

The consolidated interim financial statements for the period ended on September 30, 2016 were authorized for issue by the Board of directors at the meeting held on October 25, 2016.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2015. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective from January 1, 2016. The following standards and interpretations are applicable to the Bank and have no material effect on the financial statements:

• Amendment IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in the IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016.

• Amendment to IAS 1 - Presentation of Financial Statements - The amendments are related to materiality concepts, order of notes, subtotals, accounting policies and breakdown. Effective for years beginning on January 1, 2016.

• Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary. Effective for years beginning on January 1, 2016.

• Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016.

Annual Improvements of IFRS

Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting annual periods, that beginning on or after 1 January 2016) - These improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The amendments to IFRS 5 address the circumstances in which an entity reclassifies an asset (or disposal group) from held for sale to held for distribution (or vice versa).The amendments clarify that this change must be considered as a continuation of the original disposal plan and therefore the requirements of IFRS 5 relating to alteration of the sales plan are not applicable. The amendments also clarify the guidance regarding discontinuation of accounting "held for distribution".

The amendments to IFRS 7 provide clarification on whether servicing agreements constitute continuing involvement for the purpose of the transfer disclosures.

The amendments to IAS 19 clarify that the rate used to discount post-retirement benefit obligations must be determined based on market yields at the end of the reporting period with respect to corporate bonds of high quality. The evaluation of the depth of a market for corporate bonds of high quality must be the level of the currency (i.e., the same currency in which the benefits will be paid). For currencies for which there are no high liquidity for these corporate bonds of high quality market, must be based on the market yields on government securities denominated in that currency at the end of the reporting period.

The amendments to IAS 34 were made to clarify the meaning of disclosure of information "elsewhere in the interim financial report" and to require the inclusion of a cross-reference from the interim financial statements to the location of this information.

Changes arising from IFRS Update cycles, did not produce a material impact on the financial statements of the Bank.

Standards and interpretations that will come into force after September 30, 2016

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after September 30, 2016 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1st January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: With the introduction of the concept of recognition of expected credit loss for the financial instrument from their initial recognition, with subsequent change in provision as subsequent measurements of the expected credit loss. Thus, it is no longer necessary to occur the loss event for which provision is recognized (as defined in IAS 39). The concepts introduced by the standard should be applied only to the categories "amortized cost" and "fair value through other comprehensive income." The amount of expected losses is updated each reporting date to reflect changes in credit risk since the initial recognition and, consequently, the most timely information is provided on the expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the IAS 39 hedge accounting model. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses. The possible impacts resulting from the adoption of this new standard are being evaluated and will be completed by the entry into force of the standard.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2018. The standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution. The possible impacts resulting from the adoption of this new standard are being evaluated and will be completed by the entry into force of the standard.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1st, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. The possible impacts resulting from the adoption of this new standard are being evaluated and will be completed by the entry into force of the standard.

• Amendment to IFRS 2 - Share-based payment – The standard was issued in June 2016, and the effective date after January,1st 2017. This standard is intended to clarify the accounting for a share-based payment according to officials in situations in which the financial settlement award is canceled and replaced by a new award that its market value is higher than the original.

The potential impacts of changes in force from 2016 are under review by the Bank, which should be completed by the entry into force of the standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates are further discussed on the December 31, 2015 consolidated financial statements. In the period ended on September 30, 2016 there were no significant changes in the estimates made at 2015 year-end besides those indicated in these interim financial statements.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

For further details see Note 2.i the Financial Statements of December 31, 2015.

ii. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the current tax and social contribution resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed. Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

For more details see note 1.k.

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent, until proven otherwise, the transaction price and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For more details see note 1.j.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

v. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2015 includes information on provisions and the contingent assets and liabilities. There were no significant changes in the Bank’s provisions and contingent assets and liabilities between December 31, 2015 and these interim financial statements' reporting date of September 30, 2016.

d) Comparative information

These interim financial statements include the comparable interim period of September 30, 2015 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2015.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month period ended September 30, 2016.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements. (Note 17-a)

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional and presentation currency of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, to the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, and these are composed mainly of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2016 and December 31, 2015 classified based on several measurement methods adopted by the Bank to determine fair value:

		9/30/2016
Thousands of Real		Level 1	Level 2	Level 3	Total
Financial assets held for trading		41,674,313	20,222,698	-	61,897,011
Debt instruments		41,185,475	585,871	-	41,771,346
Equity instruments		488,838	25,785	-	514,623
Trading derivatives		-	19,611,042	-	19,611,042
Other financial assets at fair value through profit or loss		1,661,388	86,605	34,852	1,782,845
Debt instruments		1,654,499	86,605	-	1,741,104
Equity instruments		6,889	-	34,852	41,741
Available-for-sale financial assets		59,801,560	3,917,172	994,086	64,712,818
Debt instruments		58,869,600	3,858,055	-	62,727,655
Equity instruments		931,960	59,117	994,086	1,985,163
Hedging derivatives (assets)		-	186,481	-	186,481
Financial liabilities held for trading		27,501,794	14,831,084	-	42,332,878
Trading derivatives		-	14,831,084	-	14,831,084
Short positions		27,501,794	-	-	27,501,794
Hedging derivatives (liabilities)		-	307,921	-	307,921

		12/31/2015
Thousands of Real		Level 1	Level 2	Level 3	Total (1)
Financial assets held for trading		24,952,744	25,583,987	-	50,536,731
Debt instruments		24,579,100	614,498	-	25,193,598
Equity instruments		373,644	31,329	-	404,973
Trading derivatives		-	24,938,160	-	24,938,160
Other financial assets at fair value through profit or loss		1,420,332	86,238	573,664	2,080,234
Debt instruments		1,420,332	86,238	-	1,506,570
Equity instruments		-	-	573,664	573,664
Available-for-sale financial assets		56,497,320	10,910,469	857,817	68,265,606
Debt instruments		56,250,013	10,853,261	-	67,103,274
Equity instruments		247,307	57,208	857,817	1,162,332
Hedging derivatives (assets)		-	1,312,202	-	1,312,202
Financial liabilities held for trading		20,047,631	22,340,137	-	42,387,768
Trading derivatives		-	22,340,137	-	22,340,137
Short positions		20,047,631	-	-	20,047,631
Hedging derivatives (liabilities)		-	2,376,822	-	2,376,822

(1) In 2015, the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments: Other Financial Assets At Fair Value Through Profit Or Loss - Equity instruments R$7,329 million of level I to level III and Available-For-Sale Financial Assets - Debt instruments R$89,788 million of level III to level II.

The following table shows the changes that occurred in the nine-months periods ended September 30, 2016 and 2015 for level 3:

In thousand of Real	Fair Value 12/31/2015	Gains/ losses (Realized-Not Realized)	Transfers to Level 3	Additions / Low	Fair value 9/30/2016
Other financial assets at fair value through profit or loss	573,664	260	(14,345)	(524,727)	34,852
Available-for-sale financial assets	857,817	2,585	(3,074)	136,758	994,086

In thousand of Real	Fair Value 12/31/2014	Gains/ losses (Realized-Not Realized)	Additions / Low	Transfers to Level 3	Fair value 9/30/2015
Financial assets held for trading	9,529	(488)	-	(3,329)	5,712
Other financial assets at fair value through profit or loss	751,431	(134,783)	-	-	616,648
Available-for-sale financial assets	577,489	3,643	263,500	(13,225)	831,407

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items - which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

k) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the current tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remensuration of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

l) Fee and commission income (Expense)

The Consolidated Income Statements for the third quarter of 2015, were reclassified in the amount of R$305,144 and R$969,720 during period of nine-months ended in September 30, 2015 between items of income from fees and commissions and expenses from fees and commissions, it was concluded that acts as an agent in certain business activities, according with IAS 18 - Revenue.

2. Basis of consolidation

We highlight below the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %
	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	96.58%	96.58%
Atual Companhia Securitizadora de Créditos Financeiros	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%
Santander Participações S.A.	Holding	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (1)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (2)	Other Activities	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Company Name of Banco Bonsucesso Consignado) (3)	Bank	-	60.00%
Banco PSA Finance Brasil S.A. (6)	Bank	-	50.00%

Controlled by Olé Consignado (Current Company Name of Banco Bonsucesso Consignado)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Bonsucesso Tecnologia Ltda (Current Company Name of BSI Informática Ltda.)	Other Activities	-	100.00%

Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A) (6)	Leasing	-	100.00%

Controlled by Santander Participações
BW Guirapá I S.A. (4)	Holding	-	86.81%

Controlled by BW Guirapá I S.A. (4)
Central Eólica Angical S.A. (4)	Wind Energy	-	100.00%
Central Eólica Caititu S.A. (4)	Wind Energy	-	100.00%
Central Eólica Coqueirinho S.A. (4)	Wind Energy	-	100.00%
Central Eólica Corrupião S.A. (4)	Wind Energy	-	100.00%
Central Eólica Inhambu S.A. (4)	Wind Energy	-	100.00%
Central Eólica Tamanduá Mirim S.A. (4)	Wind Energy	-	100.00%
Central Eólica Teiu S.A. (4)	Wind Energy	-	100.00%

Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Direct and Indirect
Santander FIC FI Contract I Referenciado DI	Investment Fund	-	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	-	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	-	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	-	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	-	(a)
Santander Paraty QIF PLC (5)	Investment Fund	-	(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	-	(a)
BRL V - Fundo de Investimento Imobiliário-FII (7)	Real Estate Investment Fund	-	(a)

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) It was approved by Brazil Central Bank in May, 2016, the authorization process for operation of the Company as a payment institution.
(2) On January 4, 2016, the Aymoré CFI informed the other shareholders your decision to exercise call option for 50% of the remaining shares owned by the Super. (Note 3.b)
(3) The EGM of March 3, 2016 approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Central Bank on June 1, 2016.
(4) Investments transferred from the non-current assets held for sale caption in September, 2016 (Note 5).

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

(6) Investment acquired on August 1, 2016 (Note 3).

(7) This fund was established and became consolidated from August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by Fundo de Investimento Imobiliário, in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations.

On July 14, 2016 it has completed the sales transaction of 100% of the shares representing the capital of Mantiq by Banco Santander and by Santander Participações to Angra Ventures Participações Ltda.

3. Change in the scope of consolidation

a) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

The operation fits into the context of a global strategic partnership between Banco Santander Spain and a group led by Warburg Pincus LLC in qualified custody activity in Spain, Brazil and Mexico.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Accordingly, Aymoré as the parent company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (1)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (2)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (3)		62,800
(1) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.
(2) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(3) Goodwill will be tax deductible under current legislation.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Olé Consignado to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity, the amount of R$67 million and non-controlling interests, the amount of R$240 million.

At the ESM of March 3, 2016 was approved the change from the name of Banco Bonsucesso Consignado S.A. for Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Bacen on June 1, 2016 .

d) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

e) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these companies from August 1, 2016.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2016 and December 31, 2015 is as follows:

		9/30/2016
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	26,643,283	26,643,283
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	26,835,192	26,835,192
Impairment losses (note 4-b.2)	-	-	-	-	(191,909)	(191,909)
Loans and advances to customers	-	-	-	-	240,734,505	240,734,505
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	254,624,243	254,624,243
Impairment losses (note 4-b.2)	-	-	-	-	(13,889,738)	(13,889,738)
Debt instruments	41,771,346	1,741,104	62,727,655	-	15,578,595	121,818,700
Of which:
Debt instruments	-	-	-	-	16,884,292	16,884,292
Impairment losses (note 4-b.2)	-	-	-	-	(1,305,697)	(1,305,697)
Equity instruments	514,623	41,741	1,985,163	-	-	2,541,527
Trading derivatives	19,611,042	-	-	-	-	19,611,042
Held to maturity investments	-	-	-	9,849,491	-	9,849,491
Total	61,897,011	1,782,845	64,712,818	9,849,491	282,956,383	421,198,548

		12/31/2015
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	42,422,638	42,422,638
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	42,601,398	42,601,398
Impairment losses (note 4-b.2)	-	-	-	-	(178,760)	(178,760)
Loans and advances to customers	-	-	-	-	252,033,449	252,033,449
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	267,121,989	267,121,989
Impairment losses (note 4-b.2)	-	-	-	-	(15,088,540)	(15,088,540)
Debt instruments	25,193,598	1,506,570	67,103,274	-	11,812,701	105,616,143
Of which:
Debt instruments	-	-	-	-	11,957,161	11,957,161
Impairment losses (note 4-b.2)	-	-	-	-	(144,460)	(144,460)
Equity instruments	404,973	573,664	1,162,332	-	-	2,140,969
Trading derivatives	24,938,160	-	-	10,097,836	-	35,035,996
Total	50,536,731	2,080,234	68,265,606	10,097,836	306,268,788	437,249,195

(1) On September 30, 2016, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$334,126 (12/31/2015 – R$398,746), and R$334,191 (12/31/2015 – R$387,262) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2015, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On September 30, 2016 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the nine-months periods ended September 30, 2016 and 2015 were as follows:

	1/01 to 9/30/2016	1/01 to 9/30/2015
Balance at beginning of the period	15,411,760	13,562,811
Impairment losses charged to income for the period – Loans and receivables	9,123,016	9,582,095
Write-off of impaired balances against recorded impairment allowance	(9,147,432)	(7,715,772)
Balance at end of the period	15,387,344	15,429,134
Recoveries of loans previously charged off	745,158	497,308

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$8,377,858 and R$9,084,787 in the nine-months periods ended September 30, 2016 and 2015, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the nine-months periods ended September 30, 2016 and 2015 is as follows:

	1/01 to 9/30/2016	1/01 to 9/30/2015
Balance at beginning of the period	18,599,379	14,011,226
Net additions	9,895,011	10,317,025
Write-off of impaired balances against recorded impairment allowance	(9,147,432)	(7,715,772)
Balance at end of the period	19,346,958	16,612,479

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets.

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energia Participações S.A. to Inversiones Capital Global, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date Santander Participações S.A. sold all of its interest in the special purpose companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brasil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000.

On September 30, 2016, due to no expectation of sale of this investment by the current market situation, management decided to transfer the total of this balance, the value of R$457,705 to caption investments in affiliates and subsidiaries in the country (Note 2).

On December 31, 2015 these investments totaled R$488,583, and liabilities values directly associated with non-current assets held for sale totaled R$1,197.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence when the Bank is empowered to elect members to the Executive Board.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	9/30/2016	12/31/2015
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (1)	Financial	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A.(2)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (2) (4)	Securitization	Brazil	9.72%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (2)	Other Activities	Brazil	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (6)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (2)	Other Activities	Brazil	19.81%	19.81%

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. (2) (3)	Other Activities	Brazil	-	50.00%

Jointly Controlled by Santander Participações S.A.
PSA Corretora de Seguros e Serviços Ltda. (5)	Insurance Broker	Brazil	50.00%	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	Other Activities	Brazil	21.75%	21.75%

			Investments
			9/30/2016	12/31/2015
Jointly Controlled by Banco Santander			596,241	567,367
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (1)			554,550	526,680
Norchem Participações e Consultoria S.A. (2)			25,113	23,665
Cibrasec - Companhia Brasileira de Securitização (2) (4)			10,323	10,325
Estruturadora Brasileira de Projetos S.A. - EBP (2)			6,255	6,697

Jointly Controlled by Santander Serviços			391,549	476,640
Webmotors S.A. (6)			252,612	339,899
Tecnologia Bancária S.A. - TECBAN (2)			138,937	136,741

Jointly Controlled by Santander Getnet			-	(2,768)
iZettle do Brasil Meios de Pagamento S.A. (2) (3)			-	(2,768)

Jointly Controlled by Santander Participações S.A.			331	-
PSA Corretora de Seguros e Serviços Ltda. (5)			331	-

Significant Influence of Banco Santander			20,559	19,504
Norchem Holding e Negócios S.A. (2)			20,559	19,504
Total			1,008,680	1,060,743

			Results of Investments
	7/01 to 9/30/2016	7/01 to 9/30/2015	1/01 to 9/30/2016	1/01 to 9/30/2015

Jointly Controlled by Banco Santander	7,284	17,134	29,463	55,906
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (1)	6,620	16,301	28,123	55,881
Norchem Participações e Consultoria S.A. (2)	541	509	1,448	1,421
Cibrasec - Companhia Brasileira de Securitização (2) (4)	91	370	333	321
Estruturadora Brasileira de Projetos S.A. - EBP (2)	32	(46)	(441)	(1,717)

Jointly Controlled by Santander Serviços	3,865	8,504	19,927	25,473
Webmotors S.A. (6)	6,302	7,727	17,732	18,106
Tecnologia Bancária S.A. - TECBAN (2)	(2,437)	777	2,195	7,367

Jointly Controlled by Santander Getnet	-	-	(225)	(491)
iZettle do Brasil Meios de Pagamento S.A. (2) (3)	-	-	(225)	(491)

Jointly Controlled by Santander Participações S.A.	295	-	295	-
PSA Corretora de Seguros e Serviços Ltda. (5)	295	-	295	-

Significant Influence of Banco Santander	386	364	1,056	1,065
Norchem Holding e Negócios S.A. (2)	386	364	1,056	1,065
Total	11,830	26,002	50,516	81,953

				9/30/2016
		Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander		8,969,216	7,439,768	(2,176)
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (1)		8,744,940	7,397,725	(3,539)
Norchem Participações e Consultoria S.A.(2)		75,999	25,773	2,896
Cibrasec - Companhia Brasileira de Securitização (2) (4)		90,821	15,113	2,439
Estruturadora Brasileira de Projetos S.A. - EBP (2)		57,456	1,157	(3,972)

Jointly Controlled by Santander Serviços		1,602,157	1,097,632	36,413
Webmotors S.A. (6)		293,178	174,808	25,332
Tecnologia Bancária S.A. - TECBAN (2)		1,308,979	922,824	11,081

Jointly Controlled by Santander Participações S.A.		1,556	894	439
PSA Corretora de Seguros e Serviços Ltda. (5)		1,556	894	439

Significant Influence of Banco Santander		124,548	30,024	4,854
Norchem Holding e Negócios S.A. (2)		124,548	30,024	4,854
Total		10,697,477	8,568,318	39,530

				12/31/2015
		Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander		9,170,151	7,772,355	180,663
Banco RCI Brasil S.A.(Current Company Name of RCI Brasil Leasing) (1)		8,941,842	7,727,367	174,629
Norchem Participações e Consultoria S.A.(2)		73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (2) (4)		92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (2)		62,526	2,255	149

Jointly Controlled by Santander Serviços		1,532,631	891,471	83,902
Webmotors S.A. (6)		280,683	38,347	36,636
Tecnologia Bancária S.A. - TECBAN (2)		1,251,948	853,124	47,266

Jointly Controlled by Getnet S.A.		20,210	25,747	(2,420)
iZettle do Brasil (2) (3)		20,210	25,747	(2,420)

Significant Influence of Banco Santander		119,687	30,017	6,902
Norchem Holding e Negócios S.A. (2)		119,687	30,017	6,902
Total		10,842,679	8,719,590	269,047

b) Changes

The changes in the balance of this item in the periods ended September 30, 2016 and 2015 were as follows:

Jointly Controlled	1/01 to 9/30/2016	1/01 to 9/30/2015
Balance at beginning of period	1,041,239	1,004,044
Income from companies accounted for by the equity method	49,460	80,888
Addition/Disposal (3)	3,099	-
Capital reduction (6)	(76,860)	-
Dividends proposed/received	(28,817)	(18,631)
Balance at end of period	988,121	1,066,301

Significant Influence
Balance at beginning of period	19,503	-
Income from companies accounted for by the equity method	1,056	1,065
Dividends proposed/received	-	(1,415)
Balance at end of period	20,559	(350)

(1) The EGM of July 21, 2015, approved the Company's transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of the name of the Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the BACEN on October 28, 2015.

(2) Companies delayed by one month for the calculation of equity.
(3) Investment sold in June 2016.

(4) At the ESM held on April 29, 2016 was approved the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to five thousand (5,000) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to one hundred (100) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(5) Investment acquired on August 1, 2016.

(6) At the ESM realized in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

Charge-offs was not recorded with respect to investments in associates and joint ventures for the periods ended September 30, 2016 and December 31, 2015.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of loans in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers. On July 21, 2015 was approved the Company's transformation into a Multiple Bank, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October 28, 2015. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A., with this process the interest previously held by RCI Brasil went to Banco Santander.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) andCarsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

7. Tangible assets

a) Changes

Tangible assets were acquired in the nine-month periods ended September 30, 2016 and 2015 for R$615,600 and R$566,378, respectively. Also, in the nine-months ended September 30, 2016 and 2015 there was sale of tangible assets amounting R$13,261 and R$155,525, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended September 30, 2016 and 2015.

c) Tangible asset purchase commitments

On September 30, 2016, the Bank does not have contractual commitments for the acquisition of tangible fixed assets.

8. Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test at least annually or in a short period, if any indication of impairment of assets and has been allocated according to the operating segments.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows, as shown in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

Based on the assumptions described above management has not identified any evidence of impairment.(3)

		9/30/2016	12/31/2015
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/Banco Comercial		27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)		62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)		13,050	13,050
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)		1,039,304	1,039,304
BW Guirapá I S.A.		22,320	-
Total		28,355,039	28,332,719

	Commercial Bank
			12/31/2015
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)			5 years
Perpetual growth rate			7.5%
Discount rate (2)			15.2%

(1) Cash flow projections are based on national budget and management's growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM). The discount rate before tax is 20.11%.

(3) The base date of the impairment test is December 31, 2015, since the end of each reportable period or whenever there is any indication of impairment loss, goodwill is tested for impairment (test recoverability).

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	9/30/2016	12/31/2015
IT developments	5 years	5,675,689	5,202,500
Other assets	Up to 5 years	389,828	397,716
Amortization		(3,320,151)	(3,115,773)
Provision for impairment losses		(991,909)	(1,003,500)
Total		1,753,457	1,480,943

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2016 and December 31, 2015 is as follows:

	9/30/2016
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	67,235,803	67,235,803
Customer deposits	-	248,413,221	248,413,221
Marketable debt securities	-	98,831,500	98,831,500
Trading derivatives	14,831,084	-	14,831,084
Subordinated liabilities	-	453,958	453,958
Short positions	27,501,794	-	27,501,794
Debt Instruments Eligible to Compose Capital	-	8,205,703	8,205,703
Other financial liabilities	-	30,636,893	30,636,893
Total	42,332,878	453,777,078	496,109,956

12/31/2015
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	69,451,498	69,451,498
Customer deposits	-	243,042,872	243,042,872
Marketable debt securities	-	94,658,300	94,658,300
Trading derivatives	22,340,137	-	22,340,137
Subordinated liabilities	-	8,097,304	8,097,304
Short positions	20,047,631	-	20,047,631
Debt Instruments Eligible to Compose Capital	-	9,959,037	9,959,037
Other financial liabilities	-	32,072,645	32,072,645
Total	42,387,768	457,281,656	499,669,424

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		9/30/2016	12/31/2015
Demand deposits (1)		306,894	144,596
Time deposits (2)		48,856,158	55,795,205
Repurchase agreements		18,072,751	13,511,697
Of which:
Backed operations with Private Securities (3)		109,542	84,573
Backed operations with Government Securities		17,963,209	13,427,124
Total		67,235,803	69,451,498
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

		9/30/2016	12/31/2015
Demand deposits
Current accounts (1)		17,050,675	15,579,923
Savings accounts		34,764,196	35,984,838
Time deposits		88,437,492	89,986,025
Repurchase agreements		108,160,858	101,492,086
Of which:
Backed operations with Private Securities (2)		58,560,967	61,173,979
Backed operations with Government Securities		49,599,891	40,318,107
Total		248,413,221	243,042,872
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Debt securities

		9/30/2016	12/31/2015
Real estate credit notes - LCI (1)		23,191,740	23,795,322
Bonds and other securities		6,789,234	13,465,373
Treasury Bills (2)		62,354,494	55,300,989
Agribusiness credit notes - LCA (3)		6,496,032	2,096,616
Total		98,831,500	94,658,300

(1) LCI´s are fixed income securities underlined to mortgage loans and collateralized by mortgage or chattel mortgage on property. On September 30, 2016, there are maturities between 2016 to 2020 (12/31/2015 - there are maturities between 2016 to 2020).

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2016, they have a maturity between 2016 to 2025 (12/31/2015 - they have a maturity between 2016 to 2025).

(3) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 87.0% to 94.0% of CDI. On September 30, 2016, they have maturities between 2016 to 2018 (12/31/2015 - they have maturities between 2016 to 2018).

The changes in the balance of Marketable debt instruments in the nine-months period ended as of September 30, 2016 and 2015 were as follows:

		1/01 to 9/30/2016	1/01 to 9/30/2015
Balance at beginning of the period		94,658,300	70,355,249
Issues		39,512,824	60,353,823
Payments		(43,566,159)	(48,686,197)
Interest		9,128,230	7,113,000
Exchange differences and other		(1,029,932)	5,160,822
Additions resulting from acquisitions (Note 3)		128,237	-
Balance at end of the period		98,831,500	94,296,697

The Composition of "Eurobonds and other securities" is as follows:

					Interest	9/30/2016	12/31/2015
	Issuance		Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	jan and jun - 11		jan - 16	US$	4.3%	-	3,268,431
Eurobonds	feb and sep - 12		feb - 17	US$	4.6%	4,064,304	5,025,982
Eurobonds (1)	mar and may - 13		mar - 16	R$	8.0%	-	1,255,841
Eurobonds (1)	apr - 12		apr - 16	CHF	3.3%	-	603,889
Eurobonds (1)		apr-12	apr-16	CLP	4.6%	-	135,388
Eurobonds		oct-14	oct-16	US$	2.0%	-	102,708
Eurobonds (1)		sep-14	sep-16	JPY	1.8%	-	35,743
Eurobonds		dec-15	jul-16	US$	2.7%	-	195,254
Eurobonds		dec-15	jun-16	EUR	1.0%	-	170,053
Eurobonds		jun-15	jan-16	US$	1.1%	-	173,487
Eurobonds		jul-15	jan - 16	US$	1.1%	-	839,956
Eurobonds		aug-15	feb - 16	US$	1.2%	-	510,082
Eurobonds		aug-15	feb - 16	US$	1.1%	-	291,345
Eurobonds		apr-16	oct-16	US$	1.0%	114,460	-
Eurobonds		apr-16	apr-17	US$	1.0%	110,028	-
Eurobonds		jun-16	jun-17	US$	1.0%	471,132	-
Eurobonds		dec-15	dec-16	US$	3.0%	50,360	-
Eurobonds		feb-16	mar-17	US$	2.5%	39,535	-
Eurobonds		jun-16	jul-17	US$	2.0%	754,278	-
Eurobonds		jun-16	dec-16	EUR	1.0%	73,164	-
Eurobonds		aug-16	aug-17	US$	2.0%	183,861	-
Eurobonds		sep-16	sep-17	US$	2.0%	193,446	-
Eurobonds		sep-16	mar-17	US$	1.4%	49,669	-
Eurobonds		sep-16	sep-17	US$	2.1%	35,237	-
Other						649,760	857,214
Total						6,789,234	13,465,373

(1) On December 31, 2015 R$1,995,118 in cash flow hedge operations, being R$603,889 indexed on foreing currency - Swiss Franc, R$135,388 in Chilean Peso, R$1,255,841 indexed in Real and R$35,743 for fair value hedge operations indexed to foreign currency - YEN (note 17.b).

On September 30, 2016 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

						9/30/2016	12/31/2015
	Issuance		Maturity (1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	jun - 06		jul - 16	R$1,500	105.0% CDI	-	4,196,347
Subordinated Liabilities	oct - 06		sep - 16	R$850	104.5% CDI	-	2,266,789
Subordinated Liabilities	jul to oct - 06		jul - 16	R$447	104.5% CDI	-	1,230,505
Subordinated Liabilities	may - 08		may - 15 to may - 18	R$283	CDI (2)	94,911	114,467
Subordinated Liabilities	may to jun - 08		may - 15 to jun - 18	R$268	IPCA (3)	359,047	289,196
Total						453,958	8,097,304
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in nine-months period ended September 30, 2016 and 2015 were as follows:

						1/01 to 9/30/2016	1/01 to 9/30/2015
Balance at beginning of the period						8,097,304	7,294,077
Payments						(8,362,652)	(216,075)
Interest						719,306	740,146
Balance at end of the period						453,958	7,818,148

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

					9/30/2016	12/31/2015
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,108,232	4,943,194
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,097,471	5,015,843
Total					8,205,703	9,959,037
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in nine-months period ended September 30, 2016 and 2015 were as follows:

					1/01 to 9/30/2016	1/01 to 9/30/2015
Balance at beginning of the period					9,959,037	6,773,312
Interest payment Tier I (1)					207,704	205,193
Interest payment Tier II (1)					168,748	167,879
Foreign exchange variation/Others					509,627	3,403,019
Payments of interest - Tier I					(1,298,291)	(242,839)
Payments of interest - Tier II					(1,341,122)	(263,487)
Balance at end of the period					8,205,703	10,043,077
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

					9/30/2016	12/31/2015
Provisions for pension funds and similar obligations					2,783,199	2,696,653
Provisions for judicial and administrative proceedings, commitments and other provisions					8,891,103	8,713,024
Judicial and administrative proceedings under the responsibility of former controlling stockholders					835,510	789,974
Judicial and administrative proceedings					7,183,904	7,000,680
Of which:
Civil					2,197,120	1,986,602
Labor					2,687,613	2,501,426
Tax and Social Security					2,299,171	2,512,652
Other provisions					871,689	922,370
Total					11,674,302	11,409,677

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,224,253 (12/31/2015 - R$3,015,147): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins, in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On August 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. In 2015 , based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$834,852 (12/31/2015 - R$795,859) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$53,767 (12/31/2015 - R$52,268) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$783,011 (12/31/2015 - R$755,211): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$343,441 (12/31/2015 - R$527,111): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$682,196 (12/31/2015 – R$657,750) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Bank to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and Santander DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, on September 30, 2016 amounting R$1,283 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These provisions are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappeasable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not being accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$15,783 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of September 30, 2016 the amount related to this challenge is approximately R$717 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2016 amounts related to these proceedings totaled approximately R$2,913 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of September 30, 2016 the amount related to this proceeding is approximately R$275 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On September 30, 2016, the figure was R$1,236 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On September 30, 2016, the figure was R$556 million.

The labor lawsuits classified as possible loss risk totaled R$83 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$2,341 million, the main lawsuit as follows:

Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça)

Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage and still not handed down;

Lawsuit arising out of a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$831,182, R$715 and R$3,613 (12/31/2015 - R$785,837, R$890 e R$3,247), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand shares
	9/30/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	78,198	103,621	181,819	56,305	81,278	137,583
Foreign Residents	3,772,773	3,608,491	7,381,264	3,794,666	3,630,833	7,425,499
Total	3,850,971	3,712,112	7,563,083	3,850,971	3,712,111	7,563,082
(-) Treasury shares	(23,334)	(23,334)	(46,668)	(20,218)	(20,218)	(40,436)
Total outstanding	3,827,637	3,688,778	7,516,415	3,830,753	3,691,893	7,522,646

b) Dividends and interest on capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

			9/30/2016
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Interest on Capital (1) (2)			500,000	63.4290	69.7719	133.2009
Total on September 30, 2016			500,000
(1) Established by the Board of Directors in June 2016, Common Shares- R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.
(2) The amount of Interest on Capital will fully input into the mandatory dividends for the year 2016 and were paid on August 26, 2016 without any compensation as monetary correction.

			12/31/2015
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Intercalary Dividends (1) (3)			150,000	18.9474	20.8421	39.7895
Interim Dividends (2) (4)			3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)			1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)			1,400,000	177.3985	195.1384	372.5369
Total on December 31, 2015			6,200,000
(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.
(3) Established by the Board of Directors in December 2015.
(4) Established by the Board of Directors in December 2015, Common Shares - R$150.7887, preferred - R$165.8676 and Units - R$316.6563 net of taxes.

(5) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(6) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation to the restatement.

(7) The amount of the interim dividends and interest on capital were fully input into the mandatory dividends for the year 2015 and were be paid from February 25, 2016, without any compensation as monetary correction.

c) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 421,717,564 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and it will expire on November 4, 2016.

		9/30/2016		12/31/2015
	Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	7,080,068	13,137,665	16,531,177	13,080,565
Shares Acquisitions	11,376,000	-	13,873,413	57,100
Cancellation of ADRs (1)	13,137,665	(13,137,665)	-	-
Cancellation of Shares (2)	-	-	(18,878,954)	-
Payment - Share-based compensation	(8,260,455)	-	(4,445,568)	-
Treasury shares at end of period	23,333,278	-	7,080,068	13,137,665
Balance of Treasury Shares in thousands of reais (2) (3)	R$ 444,657	R$ 0	R$ 106,764	R$ 317,094

Cost/Market Value	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	US$ 4,37	R$ 11.01	US$ 4,37
Weighted average cost	R$ 15.47	US$ 6,17	R$ 14.28	US$ 6,17
Maximum cost	R$ 22.96	US$ 10,21	R$ 18.51	US$10,21
Market value	R$ 22.00	US$ 6.70	R$ 16.04	US$ 3,89
(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$268,573.

(3) The total number of treasury shares on September 30, 2016 is R$444,789 (12/31/2015 - R$423,953) and includes issuance costs amounting to R$132 (12/31/2015 - R$95).

Additionally, during the period of nine-months ended in September 30, 2016, treasury shares were traded, that have resulted in gain of R$1,037 (12/31/2015 - loss of R$3,918) recorded directly in equity in capital reserves.

12. Income Tax

The total charge for the year can be reconciled to the accounting profit as follows:

Thousands of Real			1/01 a 9/30/2016	1/01 a 9/30/2015
Profit before Tax			16,102,524	(4,727,720)
Interest on capital (1)			(500,000)	(-)
Profit before Tax			15,602,524	(4,727,720)
Tax (25% of Income Tax and 20% of Social Contribution in 2015 and 15% in 2014 and 2013)			(7,021,136)	2,127,474
PIS and COFINS (net of income tax and social contribution) (2)(7)			(1,284,754)	3,313,755
Permanent differences:
Equity instruments			22,732	36,879
Goodwill (3)			(551,484)	(1,053,781)
Exchange variation - foreign operations (4)			(3,408,281)	6,348,183
Adjustments:
IR/CS Constitution on temporary differences (5)			980,612	122,368
CSLL Tax rate differential effect (6)			(419,727)	211,371
Others Adjustments			1,526,714	1,908,453
Income tax and Social contribution			(10,155,324)	13,014,702
Of which:
Current taxes (7)			(4,808,651)	16,815,162
Deferred taxes			(5,346,673)	(3,800,460)
Taxes paid in the period			(3,142,388)	(528,748)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference . Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible (see details below).
(5) In 2015, includes the increase in CSLL tax rate
(6) Effect of rate differences for the other non-financial entity, which the social contribution tax rate is 9%.

Cofins (7)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded under tax liabilities - current) amounting R$7,950 million related to Cofins. On the Consolidated Income Statements recorded in "Interest expense and similar charges" amounting R2,057 million and "Income Taxes", amounting to R$5,893 million. Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in "Income taxes."

With this decision handed down on the lawsuits, the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, under the Income taxes of R$381,597 and under Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

Hedge of Investments abroad

Banco Santander operate a branch in the Cayman Islands and subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (independent subsidiary in Spain) which used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings.

The functional currency of Santander EFC is the Euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the Real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result. To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS/ COFINS / IR / CSLL purposes while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the nine months ended September 30, 2016, resulted in a loss of R$6,889 million. On the other hand, contracts for derivatives contracted to cover these positions generated a gain in "Gains (losses) on financial assets and liabilities" of R$13,136 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax loss of R$6,247 million consisting of R$611 million PIS / COFINS and R$5,636 million IR and CSLL.

13. Breakdown of income accounts

a) Personnel expenses

	7/01 to 9/30/2016	7/01 to 9/30/2015	1/01 to 9/30/2016	1/01 to 9/30/2015
Salary	1,360,000	1,248,047	3,932,280	3,511,244
Social security costs	320,329	324,234	895,681	952,808
Benefits	326,294	293,816	963,453	863,420
Defined benefit pension plans	6,117	7,833	18,351	23,507
Contributions to defined contribution pension funds	20,815	18,996	63,512	55,877
Share-based payment costs	7,645	10,715	27,425	34,225
Training	18,171	22,886	47,670	63,422
Other personnel expenses	37,789	60,455	113,925	169,442
Total	2,097,160	1,986,982	6,062,297	5,673,945

b) Other administrative expenses

	7/01 to 9/30/2016	7/01 to 9/30/2015	1/01 to 9/30/2016	1/01 to 9/30/2015
Property, fixtures and supplies	316,965	310,018	967,370	944,192
Technology and systems	294,118	322,508	913,408	882,374
Advertising	116,873	118,261	310,092	264,352
Communications	112,453	126,328	345,866	361,814
Subsistence allowance and travel expenses	31,548	40,656	103,201	110,006
Taxes other than income tax	29,808	39,206	62,505	109,012
Surveillance and cash courier services	155,517	163,521	476,473	453,497
Insurance premiums	4,815	3,808	16,420	14,331
Specialized and technical services	415,111	448,635	1,298,654	1,290,215
Technical reports	106,274	99,610	318,133	295,973
Other specialized and technical services	308,837	349,025	980,521	994,242
Other administrative expenses	124,792	73,403	345,666	421,858
Total	1,602,000	1,646,344	4,839,655	4,851,651

14. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions. These amounts are recorded under Other liabilities and personnel expenses (Note 13.a).

a) Local program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Share Delivery Plans.

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share purchase plans

The share purchase plans correspond to the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

Long-Term Incentive Plan - SOP 2014: It was a 3 year Call Option Plan. The period for exercise was between June 30, 2014 to June 30, 2016. The number of Units exercisable by the participants were determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and adjusted by the indicator the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors.The final result of the plan was 15%.

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of vesting. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

(ii) Share Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

Long-Term Incentive Plan – PSP 2013: Share-based compensation plan, promoting a commitment of executives with the long-term results. The Plan had as its object the variable compensation by the Bank to Participants, 100% (one hundred percent) in Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	PSP 2013/SOP 2014/SOP2013 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st		100%
2nd		75%
3rd		50%
(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

		PSP 2013
Method of Assessment		Binomial
Volatility		40.00%
Probability of Occurrence		60.27%
Risk-Free Rate		11.80%

	SOP 2013	SOP 2014
Method of Assessment	Black&Scholes	Black&Scholes
Volatility	40.00%	40.00%
Rate of Dividends	3.00%	3.00%
Vesting Period	3 years	3 years
Average Exercise Time	5 years	5 years
Risk-Free Rate	11.80%	10.50%
Probability of Occurrence	60.27%	71.26%
Fair Value of the Option Shares	R$5,96	R$6,45

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) on September 30, 2016 is R$17.98 (12/31/2015 - R$14.96).

In the period ended on September 30, 2016, were recorded daily pro-rata expenses amounting R$15,905 (9/30/2015 - expenses of R$8,425), relating to the SOP plan and expenses amounting R$9,798 (9/30/2015 - expenses of R$5,793) relating to the PSP plan.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(748,408)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(117,453)		2013	Managers	08/13/13	06/30/16
Cancelled (SOP 2014) options	(52,500)	14.31	2011	Managers	10/26/11	06/30/16
Exercised (SOP 2014) options	(248,499)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2015	12,663,604
Cancelled (SOP - 2013) options	(1,346,779)	12.84	2013	Managers	05/02/13	06/30/18
Exercised (SOP - 2013) options	(5,386,523)	12.84	2013	Managers	05/02/13	06/30/18
Granted (SOP - 2013) options	220,606	12.84	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(298,446)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	(2,147,515)		2013	Managers	08/13/13	06/30/16
Cancelled (PSP - 2014) options	(34,196)	14.31	2011	Managers	10/26/11	06/30/16
Exercised (SOP - 2014) options	(693,230)	12.72	2011	Managers	10/26/11	06/30/16
Final Balance on September 30, 2016	2,977,521
SOP 2014	-	12.72	2011	Managers	10/26/11	06/30/16
SOP 2013	2,977,521	12.84	2013	Managers	05/02/13	06/30/18
PSP 2013	-		2013	Managers	08/13/13	06/30/16
Total	2,977,521

a.2) Global Program

Long-Term Incentive Policy

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 it was launched a stock delivery plan called Plan 2nd Global Long -Term Incentive Grant 2015 - ILP CRDIV.

Fair Value of Global Plan

1st Incentive Plan Long Term Global Grant 2014 - ILP CRDIV

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		PI10	PI11	PI12	PI13	PI14
Expected volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan		4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Long-Term Incentives Global Grant 2014 - ILP CRD IV:
				2 years	3 years	4 years
Future income Dividend				11.1%	10.8%	9.5%
Expected Volatility				32.7%	34.7%	36.9%
Volatility comparator				12% -52%	16% - 56%	16% - 52%
Risk-free interest rate				1.7%	2,1%	2,5%
Correlation				0.6	0.6	0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2 nd Incentive Plan Long Term Global Grant 2015 - ILP CRDI

The indicators that will be used to measure the achievement of targets will be:
1. RTA vs. competitors and budget

2. ROTE Bank vs. Budget

3. Employee satisfaction

4. Customer satisfaction

5. Corporate main bank costumer indicator vs. Budget

The indicators will be established in two phases: the first phase for program verification in 2015 and the second phase between 2016 and 2017.

Each executive has a target in reais. If the indicators are reached, the target will be converted to Group's shares (the shares will be paid by Banco Santander Spain) awarded in 2019.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

1st Incentive Plan Long Term Global Grant 2014 - ILP CRDIV	1,613,057	2014	Executives	jan - 2014	dec - 2017
2 nd Incentive Plan Long Term Global Grant 2015 - ILP CRDIV	1,775,049	2016	Executives	jan - 2015	dec - 2017
Balance Plans on September 30, 2016	3,388,106

In the period ended September 30, 2016, were recognized daily pro-rata expenses amounting R$7,718 (9/30/2015 - expense amounting to R$6,760), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Variable Remuneration Referenced in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of December 14, 2015.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The payment deferral will be held in two ways: 50% in cash, indexed to 100% of CDI and 50% in shares (Units SANB11). On the period ended on September 30, 2016, was recorded gains amounting R$6,000 (9/30/2015 - expense of R$4,324), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on September 30, 2016, there were expenses of R$3,929 (9/30/2015 - expenses of R$8,923).

15. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The income statements and other significant data are as follows:

	7/01 to 9/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,803,972	748,425	7,552,397
Income from equity instruments	15,648	-	15,648
Share of results of entities accounted for using the equity method	11,830	-	11,830
Net fee and commission income	2,416,354	320,929	2,737,283
Gains (losses) on financial assets and liabilities and exchange differences (1)	(461,499)	639,289	177,790
Other operating income/(expenses)	(170,133)	(11,676)	(181,809)
TOTAL INCOME	8,616,172	1,696,967	10,313,139
Personnel expenses	(1,919,046)	(178,114)	(2,097,160)
Other administrative expenses	(1,541,025)	(60,975)	(1,602,000)
Depreciation and amortization	(347,246)	(25,560)	(372,806)
Provisions (net)	(558,811)	(9,583)	(568,394)
Net impairment losses on financial assets	(2,072,115)	(556,134)	(2,628,249)
Net impairment losses on non-financial assets	(21,608)	704	(20,904)
Other financial gains/(losses)	87,243	-	87,243
PROFIT BEFORE TAX (1)	2,243,564	867,305	3,110,869

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$332,942 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2016, the Profit before Tax for the Commercial Bank segment was R$2,576,506.

	7/01 to 9/30/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,696,738	1,059,604	7,756,342
Income from equity instruments	15,268	-	15,268
Share of results of entities accounted for using the equity method	26,002	-	26,002
Net fee and commission income	2,091,845	306,503	2,398,348
Gains (losses) on financial assets and liabilities and exchange differences (1)	(7,804,844)	(161,859)	(7,966,703)
Other operating income/(expenses)	11,755	(201)	11,554
TOTAL INCOME	1,036,764	1,204,047	2,240,811
Personnel expenses	(1,816,700)	(170,282)	(1,986,982)
Other administrative expenses	(1,580,077)	(66,267)	(1,646,344)
Depreciation and amortization	(328,026)	(30,935)	(358,961)
Provisions (net)	(996,489)	(65,033)	(1,061,522)
Net impairment losses on financial assets	(2,850,011)	(285,384)	(3,135,395)
Net impairment losses on non-financial assets	(299,250)	(221)	(299,471)
Other financial gains/(losses)	762,061	-	762,061
PROFIT BEFORE TAX (1)	(6,071,728)	585,925	(5,485,803)

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$7,616,244 due to the effects of the valuation of the Real against the US Dollar on September 30, 2015, the Profit before Tax for the Commercial Bank segment was R$1,544,515.

	1/01 to 9/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	20,191,983	2,204,021	22,396,004
Income from equity instruments	59,753	-	59,753
Share of results of entities accounted for using the equity method	50,516	-	50,516
Net fee and commission income	6,802,062	1,061,464	7,863,526
Gains (losses) on financial assets and liabilities and exchange differences (1)	6,422,142	2,035,090	8,457,232
Other operating income/(expenses)	(385,209)	(11,956)	(397,165)
TOTAL INCOME	33,141,247	5,288,619	38,429,866
Personnel expenses	(5,539,504)	(522,793)	(6,062,297)
Other administrative expenses	(4,636,067)	(203,588)	(4,839,655)
Depreciation and amortization	(1,019,510)	(76,872)	(1,096,382)
Provisions (net)	(2,033,332)	(29,420)	(2,062,752)
Net impairment losses on financial assets	(6,809,940)	(1,474,768)	(8,284,708)
Net impairment losses on non-financial assets	(68,916)	355	(68,561)
Other financial gains/(losses)	87,013	-	87,013
PROFIT BEFORE TAX (1)	13,120,991	2,981,533	16,102,524

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$6,247,068 due to the effects of the valuation of the Real against the US Dollar on September 30, 2016, the Profit before Tax for the Commercial Bank segment was R$6,873,923.

	1/01 to 9/30/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	21,657,952	2,745,389	24,403,341
Income from equity instruments	95,881	-	95,881
Share of results of entities accounted for using the equity method	81,953	-	81,953
Net fee and commission income	6,041,586	909,575	6,951,161
Gains (losses) on financial assets and liabilities and exchange differences (1)	(11,459,005)	(77,407)	(11,536,412)
Other operating income/(expenses)	(185,526)	(8,414)	(193,940)
TOTAL INCOME	16,232,841	3,569,143	19,801,984
Personnel expenses	(5,182,395)	(491,550)	(5,673,945)
Other administrative expenses	(4,664,020)	(187,631)	(4,851,651)
Depreciation and amortization	(1,068,457)	(98,209)	(1,166,666)
Provisions (net)	(3,212,547)	30,631	(3,181,916)
Net impairment losses on financial assets	(8,502,519)	(765,390)	(9,267,909)
Net impairment losses on non-financial assets	(1,242,369)	(580)	(1,242,949)
Other financial gains/(losses)	855,332	-	855,332
PROFIT BEFORE TAX (1)	(6,784,134)	2,056,414	(4,727,720)

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$11,454,511 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2015, the Profit before Tax for the Commercial Bank segment was R$4,670,376.

	9/30/2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	541,645,440	70,236,673	611,882,113
Loans and advances to customers	186,134,749	54,599,756	240,734,505
Customer deposits	228,928,428	19,484,793	248,413,221

	12/31/2015
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

16. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for nine-months ended September 30, 2016 and December 31, 2015 were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 22, 2016 approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2016 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal were approved by the extraordinary stockholders' meeting (ESM) held on April 29, 2016.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

					1/01 to 9/30/2016	1/01 to 9/30/2015
Fixed compensation					65,198	42,821
Variable compensation					86,851	79,186
Other					10,785	12,048
Total Short-term benefits					162,834	134,055
Share-based payment					-	18,242
Total Long-term benefits					-	18,242
Total (1)					162,834	152,297
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of nine-months ended September 30, 2016, charges were collected on key-person management compensation amounting R$21,958 (9/30/2015 - R$20,606).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	9/30/2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	4,316	0.1%	4,330	0.1%	8,646	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	176,288	4.6%	204,079	5.5%	380,367	5.0%
Total	3,827,637		3,688,778		7,516,415
Treasury shares	23,334	0.5%	23,334	0.6%	46,668	0.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	388,416	10.1%	416,221	11.2%	804,637	10.6%

	12/31/2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,654	4.7%	208,436	5.6%	389,090	5.1%
Total	3,830,753		3,691,893		7,522,646
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	391,532	10.2%	419,336	11.3%	810,868	10.7%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	9/30/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	5,313,642	603,014	451,530
Trading derivatives, net	(231,886)	-	(385,605)
Banco Santander Spain (1)	(231,886)	-	-
Abbey National Treasury Services Plc	-	-	(95,346)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(290,259)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	5,420,888	-	98,700
Banco Santander Spain (1) (3) (5)	5,420,888	-	-
Banco Santander Totta, S.A.	-	-	3,307
Abbey National Treasury Services Plc	-	-	94,805
Bank Zachodni	-	-	38
Banco Santander, S.A. – México	-	-	550
Loans and other values with customers	-	105,019	738,435
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	738,435
Webmotors S.A.	-	105,019	-
Loans and other values with credit institutions (1)	8,902	495,649	-
Banco Santander Spain	8,902	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (7)	-	495,649	-
Other Assets	115,738	2,346	-
Banco Santander Spain	115,738	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (7)	-	2,346	-

Liabilities	(8,040,916)	(378,015)	(1,283,030)
Deposits from credit institutions	(267,349)	(162,225)	(914,734)
Banco Santander Spain (4)	(267,349)	-	-
Santander Brasil Asset	-	-	(11,331)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(899,588)
Banco Santander, S.A. – Uruguay	-	-	(3,815)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (7)	-	(162,225)	-
Customer deposits	-	(215,790)	(333,687)
ISBAN Brasil S.A.	-	-	(20,300)
Santander Securities Services Brasil Participações S.A.	-	-	(50,843)
Produban Serviços de Informática S.A.	-	-	(24,181)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(45,854)
Santander Brasil Gestão de Recursos Ltda	-	-	(20,430)
Santander Securities Services Brasil DTVM S.A	-	-	(167,114)
Webmotors S.A.	-	(215,790)	-
Other	-	-	(4,965)
Debt Instruments Eligible for Capital	(7,766,366)	-	-
Banco Santander Spain (2) (6)	(7,766,366)	-	-
Other Liabilities	(7,201)	-	(34,609)
Banco Santander Spain	(7,201)	-	-
Santander Brasil Asset	-	-	(69)
ISBAN Brasil S.A.	-	-	(18,990)
Produban Serviços de Informática S.A. (Produban Espanha)	-	-	(10,090)
Produban Servicios Informaticos Generales, S.L. (Produban Espanha)	-	-	(1,825)
Santander Securities Services Brasil DTVM S.A	-	-	(1,179)
Ingeniería de Software Bancario, S.L.	-	-	(2,368)
Other	-	-	(88)

Thousands of Real	12/31/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander Spain	(265,491)	-	-
Abbey National Treasury Services Plc	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – México	-	-	65
Loans and other values with customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	939,861	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (7)	-	375	-
Other Assets	235,532	2,842	-
Banco Santander Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	2,276	-
Banco RCI Brasil S.A.(Current Company Name of Social da RCI Brasil Leasing) (7)	-	566	-

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (7)	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander Spain	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Other	-	-	(29,668)
Other Liabilities - Dividends and Interest on Capital Payable	(2,488,510)	-	(705)
Banco Santander Spain	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(705)
Other Liabilities	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Other - Debt Instruments Eligible for Capital	(9,435,823)	-	-
Banco Santander Espanha (2) (6)	(9,435,823)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On September 30, 2016, includes to the cash of R$335,004 (12/31/2015 - R$1,866,683).

(4) On September 30, 2016, refers to raising funds through operations transfers abroad amounting R$267,349 (12/31/2015 - R$219,037), with maturity until October, 2018 and interest between 0.56% and 14.03% p.a.

(5) On September 30, 2016, includes to investments in foreign currency (applications overnight): maturing on October 03, 2016 the amount of R$5,085,883 (12/31/2015 - R$20,699,539) and up to interest 0.17% p.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers to the share acquired by the controller with the PR Optimization Plan held in the first half of 2014.
(7) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

Thousands of Real	1/01 to 9/30/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(709,874)	88,137	684,394
Interest and similar income - Loans and amounts due from credit institutions	30,883	102,056	299
Banco Santander Spain	30,883	-	-
Abbey National Treasury Services Plc	-	-	299
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (4)	-	102,056	-
Interest expense and similar charges - Customer deposits	-	(21,373)	(32,283)
ISBAN Brasil S.A.	-	-	(2,501)
Santander Brasil Gestão de Recursos Ltda	-	-	(10,636)
Webmotors S.A.	-	(21,373)	-
Santander Securities Services Brasil DTVM S.A	-	-	(14,887)
Santander Securities Services Brasil Participações S.A.	-	-	(2,462)
Produban Serviços de Informática S.A.	-	-	(1,506)
Others	-	-	(291)
Interest expense and similar charges - Deposits from credit institutions	(382)	(8,725)	(92,159)
Banco Santander Spain	(382)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (4)	-	(8,725)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(90,774)
Santander Asset Management, S.A. SGIIC.	-	-	(1,385)
Fee and commission income (expense)	(963)	16,179	1,367,277
Banco Santander Spain	(963)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (4)	-	15,304	-
Banco Santander International	-	-	16,980
Webmotors S.A.	-	875	-
Zurich Santander Brasil Seguros S.A.	-	-	172,378
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,173,892
Other	-	-	4,027
Debt Instruments Eligible to Compose Capital	(168,748)	-	-
Banco Santander Spain (2)	(168,748)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(570,664)	-	213,291
Banco Santander Spain	(570,664)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	171,517
Abbey National Treasury Services Plc	-	-	36,223
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	14,126
Other	-	-	(8,575)
Administrative expenses and amortization	-	-	(756,650)
ISBAN Brasil S.A.	-	-	(311,359)
Produban Serviços de Informática S.A.	-	-	(178,947)
ISBAN Chile S.A.	-	-	(430)
Aquanima Brasil Ltda.	-	-	(18,056)
TECBAN - Tecnologia Bancaria Brasil	-	-	(155,762)
Produban Servicios Informaticos Generales, S.L. (Produban Espanha)	-	-	(19,296)
Santander Securities Services Brasil DTVM S.A	-	-	(26,209)
Ingeniería de Software Bancario, S.L.	-	-	(41,449)
Other	-	-	(5,142)
Other Administrative expenses - Donation	-	-	(15,381)
Santander Cultural	-	-	(2,281)
Fundação Santander	-	-	(3,100)
Fundação Sudameris	-	-	(10,000)

Thousands of Real	1/01 to 9/30/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(1,232,026)	148,158	1,122,744
Interest and similar income - Loans and amounts due from credit institutions	21,603	125,057	48
Banco Santander Spain	21,603	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (4)	-	125,057	-
Abbey National Treasury Services Plc	-	-	48
Interest expense and similar charges - Customer deposits	-	(18,246)	(95,027)
ISBAN Brasil S.A.	-	-	(5,876)
Santander Brasil Gestão de Recursos Ltda	-	-	(12,375)
Webmotors S.A.	-	(18,246)	-
Produban Serviços de Informática S.A.	-	-	(2,848)
Santander Securities Services Brasil Participações S.A.	-	-	(71,787)
Other	-	-	(2,141)
Interest expense and similar charges - Deposits from credit institutions	(214)	(83)	(4,206)
Banco Santander Spain	(214)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (4)	-	(83)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(2,526)
Santander Asset Management, S.A. SGIIC.	-	-	(1,680)
Fee and commission income (expense)	(15,048)	19,331	1,327,971
Banco Santander Spain	(15,048)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (4)	-	2,938	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (4)	-	15,652	-
Banco Santander International	-	-	8,804
Webmotors S.A.	-	741	-
Zurich Santander Brasil Seguros S.A.	-	-	184,684
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,131,469
Other	-	-	3,014
Debt Instruments Eligible to Compose Capital	(282,646)	-	-
Banco Santander Spain (2)	(282,646)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(955,721)	22,099	(165,749)
Banco Santander Spain	(955,721)	-	-
Santander Benelux, S.A., N.V.	-	-	371,385
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(449,273)
Abbey National Treasury Services Plc	-	-	(98,235)
Companhia de Crédito, Financiamento e Investimento RCI Brasil (4)	-	22,099	-
Other	-	-	10,374
Administrative expenses and amortization	-	-	(713,179)
ISBAN Brasil S.A.	-	-	(297,517)
Produban Serviços de Informática S.A.	-	-	(149,787)
ISBAN Chile S.A.	-	-	(707)
Aquanima Brasil Ltda.	-	-	(16,931)
TECBAN - Tecnologia Bancaria Brasil	-	-	(117,986)
Produban Servicios Informaticos Generales, S.L. (Produban Espanha)	-	-	(15,933)
Konecta Brazil Outsourcing Ltda	-	-	(67,863)
Ingeniería de Software Bancario, S.L.	-	-	(41,355)
Others	-	-	(5,100)
Other Administrative expenses - Donation	-	-	(12,068)
Santander Cultural	-	-	(2,458)
Fundação Santander	-	-	(1,970)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(6,500)
Result on disposal of assets not classified as non-current assets held for sale	-	-	750,550
Santander Securities Services Brasil Participações (5)	-	-	750,550
Income on disposal of non-current assets held for sale not classified as discontinued operations	-	-	34,404
Capital Riesgo Global (3)	-	-	34,404
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to gain on sale of MS Participações.
(4) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.
(5) Refers to gain on sale of Santander Securities Services Brasil DTVM (Note 3.a)

17. Other disclosures

a) Transactions and significative events

a.1) Transfer between categories

In the first quarter of 2016, due to the Banco Santander's strategy change, were reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,562,869, meeting the required in IAS 39.

In the third quarter of 2015, due to the Banco Santander's strategy change, were reclassified from the Financial Assets Available for Sale - Debt Instruments the total amount of R$21,535,467, of which R$10,416,005 were transferred to Held-to-maturity Investments and R$11,119,462 for Loans and Receivables - Debt Instruments. Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity, meeting the required in IAS 39.

b) Derivative Financial Instruments

b.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets					9/30/2016	12/31/2015
Swap Differentials Receivable (1)					14,651,534	22,312,106
Option Premiums to Exercise					1,101,674	895,684
Forward Contracts and Other					4,044,315	3,042,572
Total					19,797,523	26,250,362

Liabilities
Swap Differentials Payable (1)					11,707,502	20,154,760
Option Premiums Launched					1,052,427	827,757
Forward Contracts and Other					2,379,076	3,734,442
Total					15,139,005	24,716,959
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	9/30/2016			12/31/2015
	Notional	Cost	Market	Notional	Cost	Fair Value
Swap	398,394,324	14,549,461	3,065,472	611,162,351	19,769,817	3,221,966
Asset	206,560,464	23,878,877	25,197,058	315,466,085	37,830,618	38,512,406
CDI (Interbank Deposit Rates)	47,407,487	22,193,287	24,058,250	38,808,344	6,807,759	9,081,792
Fixed Interest Rate - Real	134,399,477	-	-	200,528,046	-	-
Indexed to Price and Interest Rates	10,488,199	-	-	15,491,509	8,561,406	6,421,310
Indexed to Foreign Currency	14,265,301	1,685,590	1,138,808	60,626,540	22,449,809	23,009,304
Other	-	-	-	11,646	11,644	-
Liabilities	191,833,860	(9,329,416)	(22,131,586)	295,696,266	(18,060,801)	(35,290,440)
CDI (Interbank Deposit Rates)	25,037,058	-	-	32,000,584	-	-
Fixed Interest Rate - Real	139,914,657	(5,515,180)	(18,390,775)	218,588,847	(18,060,801)	(35,280,694)
Indexed to Price and Interest Rates	14,175,763	(3,687,564)	(3,597,861)	6,930,103	-	-
Indexed to Foreign Currency	12,579,710	-	-	38,176,732	-	(9,746)
Other	126,672	(126,672)	(142,950)	-	-	-
Options	173,745,711	321,091	49,247	91,877,351	(62,344)	67,927
Purchased Position	79,586,594	1,051,039	1,101,674	46,024,648	329,328	895,684
Call Option - US Dollar	12,739,512	285,343	255,858	5,018,652	225,226	665,655
Put Option - US Dollar	5,866,610	391,354	431,171	2,735,625	58,884	31,520
Call Option - Other	9,374,800	36,562	37,396	14,106,701	3,089	113,809
Interbank Market	8,337,800	5,059	6,876	13,114,822	3,089	93,435
Other (1)	1,037,000	31,503	30,520	991,879	-	20,374
Put Option - Other	51,605,672	337,780	377,249	24,163,670	42,129	84,700
Interbank Market	49,718,783	13,053	24,762	23,350,994	27,761	4,558
Other (1)	1,886,889	324,727	352,487	812,676	14,368	80,142
Sold Position	94,159,117	(729,948)	(1,052,427)	45,852,703	(391,672)	(827,757)
Call Option - US Dollar	8,284,369	(186,610)	(196,906)	3,331,244	(184,272)	(596,729)
Put Option - US Dollar	7,706,190	(481,988)	(776,618)	4,402,202	(125,171)	(73,815)
Call Option - Other	24,425,278	(22,289)	(24,710)	14,567,407	(43,313)	(122,683)
Interbank Market	22,997,040	(5,107)	(3,364)	13,730,262	(21,931)	(112,707)
Other (1)	1,428,238	(17,182)	(21,346)	837,145	(21,382)	(9,976)
Put Option - Other	53,743,280	(39,061)	(54,193)	23,551,850	(38,916)	(34,530)
Interbank Market	53,290,077	(9,556)	(9,684)	23,218,228	(26,314)	(1,615)
Other (1)	453,203	(29,505)	(44,509)	333,622	(12,602)	(32,915)

Trading	9/30/2016			12/31/2015
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	137,132,255	-	-	184,191,204	-	-
Purchased Position	48,565,093	-	-	41,186,341	-	-
Exchange Coupon (DDI)	14,449,074	-	-	4,274,352	-	-
Interest Rates (DI1 and DIA)	14,972,382	-	-	22,760,484	-	-
Foreign Currency	16,883,413	-	-	11,710,934	-	-
Indexes (2)	71,531	-	-	577,149	-	-
Other	2,188,693	-	-	1,863,422	-	-
Sold Position	88,567,162	-	-	143,004,863	-	-
Exchange Coupon (DDI)	52,097,953	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	35,462,816	-	-	20,836,314	-	-
Foreign Currency	619,535	-	-	35,463,589	-	-
Indexes (2)	146,637	-	-	500,993	-	-
Treasury Bonds/Notes	240,221	-	-	49,163	-	-
Other	-	-	-	27,655,300	-	-
Forward Contracts and Other	43,742,035	1,079,479	1,665,239	51,051,014	1,032,738	(691,870)
Purchased Commitment	16,882,327	890,264	1,229,537	21,570,405	3,251,537	3,028,038
Currencies	16,673,750	522,966	862,210	21,570,405	2,914,197	2,690,632
Other	208,577	367,298	367,327	-	337,340	337,406
Sell Commitment	26,859,708	189,215	435,702	29,480,609	(2,218,799)	(3,719,908)
Currencies	26,217,000	622,820	732,856	29,140,219	(1,895,005)	(3,382,384)
Other	642,708	(433,605)	(297,154)	340,390	(323,794)	(337,524)
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

b.2) Derivatives Financial Instruments by Counterparty

Notional		9/30/2016				12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		53,683,774	15,751,589	137,125,101	206,560,464	315,466,085
Options		8,396,952	2,015,194	163,333,565	173,745,711	91,877,351
Futures Contracts		-	-	137,132,255	137,132,255	184,191,204
Forward Contracts and Other		30,327,955	9,088,639	4,325,441	43,742,035	51,051,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

b.3) Derivatives Financial Instruments by Maturity

Notional					9/30/2016	12/31/2015
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		9,642,336	36,387,369	160,530,759	206,560,464	315,466,085
Options		35,362,416	134,759,253	3,624,042	173,745,711	91,877,351
Futures Contracts		78,960,918	31,528,040	26,643,297	137,132,255	184,191,204
Forward Contracts and Other		23,291,504	16,372,395	4,078,136	43,742,035	51,051,014

b.4) Derivatives by Market Trading

Notional					9/30/2016	12/31/2015
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		142,793,964	61,935,968	1,830,532	206,560,464	315,466,085
Options		164,805,791	8,539,920	400,000	173,745,711	91,877,351
Futures Contracts		137,132,255	-	-	137,132,255	184,191,204
Forward Contracts and Other		-	28,996,123	14,745,912	43,742,035	51,051,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

b.5) Accounting Hedge

There are three types of hedging relationships: Fair Value Hedge, Cash Flow Hedge and Hedge of a Net Investment in a Foreign Operation.

Derivatives used as hedge by index are as follows:

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in March 2015 and the related Swaps will mature between December 2016 and 2020.

• It contracts Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between 2016 and 2018.

• Banco Santander has a portfolio of Reais-indexed Assets traded in the Cayman Islands. In the Reais transaction, the value of the Dollar asset will be converted into Reais at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging relationships were designated in October 2015 and the related Swaps will mature between October 2016 and 2021.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR X Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between December 2016 and 2020.

• Banco Santander has a portfolio of private securities indexed to Brazilian inflation (IPCA and IGPM) combined with (IPCA or IGPM) + Coupon against CDI swaps; the Bank designates each Inflation + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated between 2012 and 2015 and was completed June 2016.

• Santander has a portfolio of private securities in foreign currency combined with Foreign Currency + Coupon against CDI swaps; the Bank designates each Foreign Currency + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated in 2011 and 2012 and was completed June 2016.

• Banco Santander has a portfolio of private securities indexed to the TJLP (Long-term Interest Term) combined with (TJLP) + Coupon against CDI swaps; the Bank designates each TJLP + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated between 2012 and 2015 and was completed June 2016.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income in the period in which interest receivables (payments) are expected to occur and affect the monthly income statement.

			9/30/2016		12/31/2015
Hedge Structure			Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Debentures			-	-	10,502	-
Eurobonds			19,728	-	2,051	-
NCE			-	-	53,131	-
Resolution 2770			-	-	35,338	-
Trade Finance Off			1,428	-	11,046	-
Total			21,156	-	112,068	-

Thousands of Real	9/30/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(113,294)	(33,182)	(146,476)	153,812	(66,990)	86,822
Asset	2,335,245	24,174	2,359,419	7,072,924	57,829	7,130,753
CDI (Interbank Deposit Rates) (1) (2) (5) (6)	-	-	-	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2) (6)	-	-	-	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	-	-	-	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar	1,109,814	1,456	1,111,270	675,929	(10,904)	665,025
Indexed to Foreign Currency - LIBOR - US Dollar (2) (3) (5) (6)	799,715	24	799,739	610,661	1,962	612,623
Indexed to Foreign Currency - Euro (5)	425,716	22,694	448,410	355,809	34,347	390,156
Indexed to Foreign Currency - YEN (3)	-	-	-	35,669	74	35,743
Liabilities	(2,448,539)	(57,356)	(2,505,895)	(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1) (5) (6)	(463,156)	(23,660)	(486,816)	(1,026,611)	(55,892)	(1,082,503)
Indexed to Price Indexes and Interest (2) (6)	-	-	-	(800,174)	(30,982)	(831,156)
Indexed to Foreign Currency - Fixed Dollar (6)	(21,060)	(1,487)	(22,547)	-	-	-
CDI (Interbank Deposit Rates) (3) (4)	(1,929,364)	(28,498)	(1,957,862)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - LIBOR - US Dollar (4) (3)	-	-	-	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5) (6)	(34,959)	(3,711)	(38,670)	(1,783,735)	(25,586)	(1,809,321)
Object of Hedge
Assets	663,946	7,976	671,922	2,993,780	110,003	2,722,142
Loans and Receivables	567,092	(2,067)	565,025	2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar (6)	434,832	7,730	442,562	1,253,035	42,348	1,295,383
Indexed of Prices and Interest (6)	-	-	-	863,781	52,984	916,765
Fixed Interest Rate - Real (6)	132,260	(9,797)	122,463	7,807	(1,228)	6,579
Debt instruments	96,854	10,043	106,897	869,157	15,899	503,415
CDI (InterBank Deposit Rates)	-	-	-	492,837	10,578	503,415
Fixed Interest Rate - Real	96,854	10,043	106,897	376,320	5,321	381,641
Liabilities	(2,062,511)	18,443	(2,044,068)	(3,512,568)	(8,383)	(3,520,951)
Foreign Borrowings	(2,062,511)	18,443	(2,044,068)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(2,062,511)	18,443	(2,044,068)	(3,476,825)	(8,342)	(3,485,167)
Marketable debt securities	-	-	-	(35,743)	(41)	(35,784)
Eurobonds	-	-	-	(35,743)	(41)	(35,784)

(1) Instruments where the hedge item are loan operations indexed in foreign currency - US Dollar with fair value R$442,562 (12/31/2015 - R$1,295,383) and on December 31, 2015 securities shown by debentures with fair value R$59,615.

(2) On December 31, 2015 instruments where the hedge item are loan operations indexed in foreign price index and interest amounting to R$916,765 and Instruments where hedge object are securities shown by debentures with fair value R$443,800.

(3) On December 31, 2015 instruments where hedge objects are obligations for securities abroad - eurobonds with fair value R$35,784.
(4) On December 31, 2015 instruments where hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$6,579.

(5) Instruments where hedge objects are foreign borrowings indexed in foreign currency - Dollar with a market value of R$2,044,068 (12/31/2015 - R$3,485,167) and on December 31, 2015 liabilities market instruments where hedge objects are securities represented by promissory notes indexed to rates interest pre - with real value of R$381,641.

(6) In June of 2016, the management decided to change the strategic position of the hedged items relating to loans and debentures operations: indexed to foreign currency dollar, foreign currency pre-dollar, price indexes and pre-real interest rate that no longer have hedge accounting and remained economic hedge, with effect on Income statements for the period an expense of R$12,102 net of tax.

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2017 and 2021.

• It contracts Fixed Dollar Asset and Floating Reais Liability swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having floating-Reias-indexed loan operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2016 and 2021.

• It contracts DI futures and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its CDB portfolio indexed to percentages equal or close to 100% of the CDI variation as the hedged item in this relationship. The hedging relationships were designated in June 2016 and the related hedges will mature between October 2016 and 2017.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between October 2016 and 2025.

In order to assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows the IAS 39, which recommends that the hedge effectiveness test be performed at the inception/beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the expected hedge ratio remains effective (between 80% and 125%).

Any ineffectiveness will be recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: in accordance with the agreed process flow, it will be performed by comparing the Future Value of the hedged item against the future value of the Reais leg of the instrument.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

The Ineffective portion will be recognized using the hedge prospective test.

Ineffective Portion = Prospective Effectiveness – 100%

b) Retrospective Test: it should be carried out on a monthly basis with historical data in order to demonstrate in a cumulative manner that the hedge has been effective, i.e. demonstrate that the payment(s)/Accrued Liability balance was offset by the payment(s)/Accrued Swap balance.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	9/30/2016		12/31/2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(4,302)	-	(29,750)	-
Loans and Receivables	103,520	-	(575,571)	-
CDB	614	-	-	-
Total	99,832	-	(605,321)	-

Thousands of Real	9/30/2016
			Adjustment
		Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		80,112	(55,077)	25,036
Asset		1,949,346	187,158	2,136,504
Indexed to Foreign Currency - Fixed Dollar (4) (5) (7)		1,477,440	125,679	1,603,120
Indexed to Foreign Currency - Euro (5)		471,906	61,479	533,384
Liabilities		(1,869,234)	(242,235)	(2,111,468)
Indexed to Pre Interest Rate - Real (4)		(190,187)	(3,529)	(193,716)
Indexed to Pre Interest Rate - Euro (4)		(694,213)	(168,349)	(862,560)
Deposit Certificate Interbank - CDI (7)		(453,529)	(3,867)	(457,396)
Indexed to Foreign Currency - Fixed Dollar (5)		(518,578)	(66,219)	(584,798)
Indexed to Foreign Currency - Real (5)		(12,727)	(271)	(12,998)

Thousands of Real	12/31/2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,115,950)	(35,492)	(1,151,442)
Asset	7,779,307	151,793	7,931,100
Indexed to Foreign Currency - Swiss Franc (1)	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chilean Peso (2)	301,285	1,622	302,907
Indexed in Real (4)	3,746,785	(13,690)	3,733,095
Indexed to Foreign Currency - Fixed Dollar (5) (6)	2,042,940	127,632	2,170,572
Indexed to Foreign Currency - Euro (6)	450,310	29,231	479,541
Liabilities	(8,895,257)	(187,285)	(9,082,542)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3)	(6,580,306)	(17,767)	(6,598,073)
Indexed to Pre Interest Rate - Real (5)	(22,855)	-	(22,855)
Indexed to Foreign Currency - Fixed Euro (5)	(1,718,446)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dollar (6)	(509,960)	(34,379)	(544,339)
Indexed to Foreign Currency - Real (6)	(63,690)	(1,763)	(65,453)

Thousands of Real
		9/30/2016	12/31/2015
		Reference value	Reference value
Hedge Instruments
Swap Contracts		100,783,977	72,798,063
Credit operations (6)		55,741,832	72,798,063
Foreign Currency - Dollar		1,515,975	-
Interest Rate (DI1 and DIA)		27,984,945	-
Interest Rate DDI1		26,240,912	-
Bank Deposit Certificates - CDB (7)		45,042,145	-
Interest Rate (DI1 and DIA)		45,042,145	-

Thousands of Real
		9/30/2016	12/31/2015
Hedge Object - Cost
Assets		26,546,565	37,251,860
Lending Operations - Financing and Export Credit and Imports (6)		25,279,326	35,743,885
Loans and Receivables		528,417	641,421
Brazilian Foreign Debt Bonds (4)		738,822	866,554
Liabilities		(45,062,839)	(1,995,118)
Bank Deposit Certificates - CDB		(45,062,839)	-
Eurobonds		-	(1,995,118)
(1) On December 31, 2015 operations due April 12, 2016, whose object of "hedging" transactions are eurobonds.
(2) On December 31, 2015 operation due April 13, 2016, whose object of "hedge" is an operation of eurobonds.
(3) On December 31, 2015 operations due March 18, 2016, whose object of "hedge" is an operation of eurobonds.

(4) Operation due April 01, 2021 (12/31/2015 - operation due March 18, 2016 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between October, 2016 to March, 2029 (12/31/2015 - maturing between August, 2016 to June, 2021), whose objects "hedge" contracts are loans from lending institutions.

(6) Operations maturing between October, 2016 to December, 2025 (12/31/2015 - operation maturing between January, 2016 to December, 2024) and the updated value of the instruments of R$24,518,691 (12/31/2015 - R$35,743,844 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

(7) Operations maturing between October, 2019 to July, 2021 and the updated value of the instruments of R$45,062,839 whose object of "hedge" are funding with CDB operations (Bank Deposit Certificate).

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$47,022 (2015 - corresponds to a debit in the amount of R$345,373), and is recorded in stockholders' equity, net of tax effects.

Hedging of Foreign Investments

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brasil Estabelecimento Financeiro de Credito, EFC, or “Santander EFC” (independent subsidiary in Spain), which are used mainly to raise funds in international funding and financial markets, to provide the Bank with credit lines that are extended to its customers to finance foreign trade and working capital.

In order to hedge against changes in future cash flows and the impact of the exchange rate on net investments in foreign operations, the Bank uses futures contracts traded at the BM&FBovespa, forward contracts and Spot contracts.

Santander EFC’s functional currency is the euro; however, the foreign exchange differences generated in the conversion of this investment into reais are recorded under “Other Comprehensive Income”. The Cayman Islands branch’s functional currency is Real. As a result, exchange rate differences of dollar operations are recorded in profit or loss. In order to cover the exchange rate exposure, the Bank uses derivatives. In accordance with the Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the real on foreign investments are not taxable or deductible for PIS/COFINS/IR/CSLL purposes, while gains and losses from derivatives used as hedges are taxable. The objective of this derivative is to protect net income after taxes. Given that the exchange rate effects are not taxable or deductible and that the effect of the changes in said derivatives is taxed or deductible, the notional value of the contracted derivatives is higher than the value of the hedged net assets.

In the case of Santander EFC, the Bank uses Hedge Accounting (Net Investment Hedge). The changes in the value of derivatives and their tax affects are recorded in “Other Comprehensive Income”, offsetting the exchange rate changes caused by the conversion of the investment into reais when the hedging is effective.

The Bank does not use Hedge Accounting in the Cayman Islands branch. The foreign exchange variation of dollar operations and the effect of the derivatives used in economic hedging (futures contracts) are recorded in profit or loss. The special tax treatment of these foreign currency changes result in volatility in Operating Income (Loss) before Taxes and in “Income Taxes”.

The ineffective portion of gains and losses on hedging instruments of net investment in a foreign operation is recognized directly in “Gains(losses) with (net) financial assets and liabilities” in the consolidated income statement.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: in accordance with the agreed process flow, it will be performed by comparing the Future Value of the hedged item with the future value of the Reais leg of the instrument.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

The Ineffective portion will be recognized using the hedge prospective test.

Ineffective Portion = Prospective Effectiveness – 100%

b) Retrospective Test: it should be carried out on a monthly basis with historical data in order to demonstrate in a cumulative manner that the hedge has been effective, i.e. demonstrate that the payment(s)/Accrued Liability balance was offset by the payment(s)/Accrued Swap balance.

Effectiveness should range between 80% and 125%.

Hedge of foreign investments, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of exchange rate hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	9/30/2016		12/31/2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Foreign investment
Forward / Spot	(602)	-	13,462	-
Total	(602)	-	13,462	-

On September 30, 2016, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$3,224,389 (31/12/2015 - R$3,235,019), maturing between December, 2016 to March, 2017 and the effect of R$470,310 (31/12/2015 - R$98.944), of exchange rate changes recorded in equity, net of taxes.

b.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and other are composed of government securities.

			9/30/2016	12/31/2015

Financial Treasury Bill - LFT			798,814	330,605
National Treasury Bill - LTN			4,192,933	8,757,097
National Treasury Notes - NTN			679,725	757,969
Total			5,671,472	9,845,671

c) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2016.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(12,644)	(408,069)	(816,138)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(3,848)	(50,340)	(100,681)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(1,231)	(6,710)	(13,420)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(1,794)	(2,168)	(4,335)
Foreign currency	Exposures subject to foreign exchange	(3,635)	(90,879)	(181,759)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(3,222)	(13,151)	(26,302)
Inflation	Exposures subject to change in coupon rates of price indexes	(9,520)	(142,227)	(284,455)
Shares and Indexes	Exposures subject to change in shares price	(1,445)	(36,123)	(72,246)
Other	Exposures not meeting the previous settings	(15,208)	(1,344)	(2,687)
Total (1)		(52,547)	(751,011)	(1,502,023)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(89,277)	(2,442,976)	(4,655,745)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(25,354)	(674,392)	(1,238,269)
Inflation	Exposures subject to change in coupon rates of price indexes	(14,394)	(15,429)	(61,190)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(1,338)	(58,246)	(106,499)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(11,598)	(65,036)	(130,748)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(13,997)	(193,969)	(361,466)
Foreign currency	Exposures subject to foreign exchange	(2,031)	(50,785)	(101,570)
Total (1)		(157,989)	(3,500,833)	(6,655,487)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Off-balance-sheet funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The detail of off-balance-sheets funds managed by the Bank is as follows:

			9/30/2016	12/31/2015
Funds under management			1,585,266	2,542,286
Total			1,585,266	2,542,286

e) Third-party securities held in custody

As of September 30, 2016 and December 31, 2015, the Bank held in custody marketable debt securities and equity instruments totaling R$20,852,437 and R$38,412,152, respectively entrusted to it by third parties.

f) Fair value of financial assets and liabilities not measured at fair value

i) Financial assets at a value other than fair value

Following is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at September 30, 2016 and December 31, 2015:

Thousands of Real					9/30/2016
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	53,156,514	54,623,824	-	54,623,824	-
Held to maturity investments	9,849,491	10,308,773	7,135,074	3,173,699	-
Loans and Receivables:
Loans and amounts due from credit institutions	26,643,283	26,634,308	-	26,634,308	-
Loans and advances to customers	240,734,505	241,078,366	-	-	241,078,366
Loans and receivables - Debt instruments	15,578,595	15,263,263	-	15,263,263	-
Total	345,962,388	347,908,534	7,135,074	99,695,094	241,078,366

Thousands of Real					12/31/2015
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	31,316,917	31,310,136	-	31,310,136	-
Held to maturity investments	10,097,836	9,257,519	5,698,211	3,559,308	-
Loans and Receivables:
Loans and amounts due from credit institutions	42,422,638	42,381,130	-	42,381,130	-
Loans and advances to customers	252,033,449	251,319,173	-	-	251,319,173
Loans and receivables - Debt instruments	11,812,701	11,457,378	-	11,457,378	-
Total	347,683,541	345,725,336	5,698,211	88,707,952	251,319,173

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at September 30, 2016 and December 31, 2015:

Thousands of Real				9/30/2016

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	66,928,908	66,947,473	-	-	66,947,473
Customer deposits (*)	231,311,373	231,262,486	-	-	231,262,486
Marketable debt securities	98,831,500	94,046,541	-	6,847,752	87,198,789
Subordinated Debt	453,958	453,958	-	-	453,958
Debt instruments Eligible Capital	8,205,703	8,172,799	-	8,172,799	-
Other financial liabilities	30,636,893	29,379,893	-	-	29,379,893
Total	436,368,335	430,263,150	-	15,020,551	415,242,599

Thousands of Real				12/31/2015

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	69,306,902	69,307,617	-	-	69,307,617
Customer deposits (*)	227,462,949	227,422,985	-	-	227,422,985
Marketable debt securities	94,658,300	95,486,114	-	13,712,057	81,774,057
Subordinated Debt	8,097,304	8,142,296	-	-	8,142,296
Debt instruments Eligible Capital	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities	32,072,645	30,815,646	-	-	30,815,646
Total	441,557,137	441,133,695	-	23,671,094	417,462,601

(1) On December 31, 2015 the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments: Deposits from Brazilian Central Bank and deposits from credit institutions – R$69,307 million, Marketable debt securities R$81,774 million and Subordinated Debts R$8,142 million from level II to level III, respectively. In addition, Banco Santander believes that the fair value of cash and demand deposits is considered to be equal to their book values.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Open market - Brazilian Central Bank - The carrying amount is approximated to the fair value.

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

g) Statements of value added

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 9/30/2016		1/01 to 9/30/2015
Interest and similar income	57,668,414		51,915,971
Fee and commission income (net)	7,863,526		6,951,161
Impairment losses on financial assets (net)	(8,284,708)		(9,267,909)
Other income and expense	784,926		(5,539,705)
Interest expense and similar charges	(35,272,410)		(27,512,630)
Third-party input	(4,273,623)		(5,425,538)
Materials, energy and other	(395,282)		(384,142)
Third-party services	(3,344,493)		(3,252,252)
Impairment of assets	(68,561)		(1,242,949)
Other	(465,287)		(546,195)
Gross added value	18,486,125		11,121,350
Retention
Depreciation and amortization	(1,096,382)		(1,166,666)
Added value produced	17,389,743		9,954,684
Added value received from transfer
Investments in affiliates and subsidiaries	50,516		81,953
Added value to distribute	17,440,259		10,036,637
Added value distribution
Employee	5,339,776	30.6%	5,405,716	53.9%
Compensation	3,951,987		3,538,708
Benefits	1,053,034		949,564
Government severance indemnity funds for employees - FGTS	234,341		763,197
Other	100,414		154,247
Taxes	5,581,195	32.0%	(4,216,111)	-42.0%
Federal	5,176,425		(4,577,866)
State	564		529
Municipal	404,206		361,226
Compensation of third-party capital - rental	572,088	3.3%	560,050	5.6%
Remuneration of interest on capital	5,947,200	34.1%	8,286,982	82.6%
Dividends and interest on capital	500,000		3,200,000
Profit Reinvestment	5,366,463		5,056,672
Profit (loss) attributable to non-controlling interests	80,737		30,310
Total	17,440,259	100.0%	10,036,637	100.0%

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to the consolidated interim financial statements of Banco Santander (Brasil) S.A. for the exercise ended September 30, 2016, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

The appreciation of the Brazilian Real against the U.S. Dollar was interrupted in the third quarter of 2016. The exchange rate, which had been in a downtrend, closed September at BRL3.25/USD, slightly above the rate of BRL3.21/USD registered in the end of the second quarter. The optimistic view regarding the domestic economic favors the appreciation, but the intervention in the market by the Central Bank of Brazil has been smoothing the BRL strengthening.

The real economy, however, still isn’t showing a so marked rebound as expectations improvement suggests, imposing a challenging economic context for banking activity in Brazil. The labor market, for instance, continues in process of deterioration and precarization, which can be verified by the rapid rise of the unemployment rate, currently at 11.8%.

A relief should come from monetary policy. The current disinflation process and the expectation of approval of fiscal consolidation measures should open room for an interest basic rate cut in 2016. Latest communications from the monetary authority reinforce this perception. Concerning fiscal policy, in spite of the positive effects of economic recovery on tax collections, results should remain in negative territory in the next years. The government Proposals to be voted in the next months will stabilize in the long term debt.

In this environment, the loan portfolio reduced 0.6% in August 2016 compared to the same month last year, representing the first negative variation since 2002. This negative movement was mainly driven by non-earmarked credit, which fell 3.2% a year, while non-earmarked credit showed a light growth (2.0%). The portfolio of public banks is also growing at a slower pace compared to the past (1.5% p.p., compared to 10.7% p.p. at the end of 2015), but still increasing its market share since private banks loans decreased 3.3% in 12 months. Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months. But if confirmed the start of a reduction cycle of the basic interest rate at the end of the year, and consumer confidence remain in recovery trend as observed in recent disclosures, the Bank believes that credit should re-accelerate the during 2017.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)			9M16	9M15	changes annual %	3Q16	2Q16	3Q16 vs. 2Q16 changes %
INTEREST NET INCOME			22,396	24,403	-8.22	7,531	7,248	3.90
Income from equity instruments			60	96	-37.50	16	40	-60.00
Income from companies accounted for by the equity method			51	82	-37.80	12	23	-47.83
Fee and commission net			7,864	6,951	13.13	2,737	2,719	0.66
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)			8,457	(11,536)	-173.31	178	4,450	-96.00
Other operating income (expense)			(397)	(194)	104.64	(161)	(127)	26.77
TOTAL INCOME			38,430	19,802	94.07	10,313	14,353	-28.15
Administrative and Personnal expenses			(10,902)	(10,526)	3.57	(3,699)	(3,642)	1.57
Depreciation and amortization			(1,096)	(1,167)	-6.08	(373)	(371)	0.54
Provisions (net)			(2,063)	(3,182)	-35.17	(568)	(695)	-18.27
Impairment losses on financial assets and other assets (net)			(8,353)	(10,511)	-20.53	(2,649)	(2,906)	-8.84
Gains (losses) on disposal of assets not classified as non-current assets held for sale			2	781	-99.74	(2)	2	-200.00
Gains (losses) on non-current assets held for sale not classified as discontinued operations			85	75	13.33	89	(10)	-990.00
Income before tax operating			16,103	(4,728)	-440.59	3,111	6,731	-53.78
Income taxes			(10,155)	13,015	-178.03	(810)	(4,916)	-83.52
CONSOLIDATED NET INCOME			5,947	8,287	-28.24	2,301	1,815	26.78

Main events of the Statement of Income in the first nine months of 2016 versus 2015:

1) In the first half 2015 was registered a reversal of legal obligations in the amount of R$7,950 million related to Cofins, under "Net Interest Income" - R$2,057 million and "Income Taxes" - R$5,893 million. The tax effect was recorded in "Income taxes", amounting to R$3,180 million.

2) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands, used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings. To protect the exposures exchange rate variations, the Bank uses derivative. The gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results. This operation is recorded in "Gains (losses) on financial assets and liabilities (net)" fully offset the tax line. On September 30, 2016, the effects of the valuation of the Real against the US Dollar was R$6.247 million (2015 - Devaluation of R$11.455 million.)

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations , including departments cash and stock trades.

Below, the Bank presents table by Segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$Millions)	9M16	% in profit before tax	9M15	annual changes %	3Q16	% in profit before tax	2Q16	3Q16 vs. 2Q16 changes %
Commercial Bank (1)	13,121	81.48	(6,784)	293.41	2,244	72.12	5,830	61.52
Global Wholesale Banking	2,982	18.52	2,056	45.02	867	13.39	901	3.74
Profit Before Tax	16,103	100.00	(4,728)	-440.58	3,111	85.51	6,731	-53.78

(1) On September 30, 2016, includes in the Commercial Bank, the economic hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$6,874 million and R$4,670 million, respectively.

General Expenses

The other administrative expenses totaled R$4,840 million and R$4,852 million on September 30, 2016 and 2015 respectively. The personnel expenses totaled R$6,062 million and R$5,674 million on September 30, 2016 and 2015 respectively. The other administrative expenses reduced 0.2% and the personnel expenses  increased 6.8% YoY.

As a result the efficiency ratio, calculated by division of the administrative and personnel expenses amounting R$10,902 million by total revenue amounting R$38,430 million, reached 28.4% (09/30/2015 - 53.2%), presenting a significant improvement.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Sep/16	Sep/15	changes annual %	Dec/15	sep/16 vs. dec/15 changes %
Cash and Balances with the Brazilian Central Bank	118,860	77,911	52.56	89,143	33.34
Financial Assets held for Trading	61,897	57,452	7.74	50,537	22.48
Other Financial Assets at Fair Value Through Profit or Loss	1,783	2,243	-20.51	2,080	-14.28
Available-for-Sale Financial Assets	64,713	67,318	-3.87	68,266	-5.20
Held to maturity investments (1)	9,849	10,417	-5.45	10,098	-2.47
Loans and Receivables (1)	282,956	318,260	-11.09	306,269	-7.61
Hedging Derivatives	186	1,240	-85.00	1,312	-85.82
Non-Current Assets Held For Sale	1,075	940	14.36	1,237	-13.10
Investments in Associates and Joint Ventures	1,009	1,085	-7.00	1,061	-4.90
Tax Assets	27,625	34,186	-19.19	34,770	-20.55
Other Assets	5,109	3,306	54.54	3,802	34.38
Tangible Assets	6,712	6,771	-0.87	7,006	-4.20
Intangible Assets	30,108	30,045	0.21	29,814	0.99
TOTAL ASSETS	611,882	611,174	0.12	605,395	1.07

Financial Liabilities Held For Trading	42,333	44,190	-4.20	42,388	-0.13
Financial Liabilities at Amortized Cost	453,777	458,812	-1.10	457,282	-0.77
Hedge Derivatives	308	2,371	-87.01	2,377	-87.04
Provisions	11,674	11,013	6.00	11,410	2.31
Tax Liabilities	6,914	5,719	20.90	5,253	31.62
Other Liabilities	8,333	6,904	20.70	6,850	21.65
TOTAL LIABILITIES	523,339	529,009	-1.07	525,560	-0.42

Total Equity	88,543	82,165	7.76	79,835	10.91

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	611,882	611,174	0.12	605,395	1.07

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$423,140 million at the third quarter of 2016 and R$425,209 on December 31, 2015, reduced of 0.49%.

Transfer between categories (1)

In the first quarter of 2016, due to the Banco Santander's strategy change, were reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,563, meeting the required in IAS 39.

In the third quarter 2015, due to the Banco Santander's strategy change, were reclassified from the Financial Assets Available for Sale - Debt Instruments the total amount of R$21,535 million, of which R$10,416 million were transferred to Held-to-maturity Investments and R$11,119 million for Loans and Receivables - Debt Instruments. Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity, meeting the required in IAS 39.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Sep/16	Sep/15	annual changes %	Dec/15	sep/16 vs. dec/15 changes %
Loans and amounts due from credit institutions, gross	26,835	53,204	-49.56	42,602	-37.01
Impairment losses	(192)	(173)	10.98	(179)	7.26
Loans and amounts due from credit institutions, net	26,643	53,031	-49.76	42,423	-37.20

Loans and advances to customers, gross	254,624	269,365	-5.67	267,121	-4.87
Impairment losses	(13,890)	(15,256)	-8.96	(15,089)	-7.95
Loans and advances to customers, net	240,735	254,109	-5.47	252,032	-4.69

Debt instruments	16,884	11,120	56.56	11,957	45.60
Impairment losses	(1,306)	-	n.a.	(145)	800.69
Debt instruments, net	15,579	11,120	44.81	11,812	36.33

TOTAL LOANS AND RECEIVABLES	282,956	318,260	-11.09	306,269	-7.61

Impairment losses

The expenses for impairment losses on loans and receivables, including the loans previously charged off, totaled R$8,378 million and R$9,084 million in the period ended on September 30, 2016 and 2015, respectively, reducing 7.8%.

2.4) Stockholders’ Equity

In September 2016, Banco Santander consolidated stockholders’ equity presented an increase of 10.2%, compared to December, 2015.

The variance of stockholders’ equity in 2016 is due, mainly, to the increase of other comprehensive income in the amount of R$3,273 million, which includes the changes in fair value of certain operations, the net income of the period in the amount of R$5,947 million and reduced Interest on Capital in the amount of R$500 million.

TREASURY SHARES		Sep/16		Dec/15
		Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	7,080,068	13,137,665	16,531,177	13,080,565
Shares Acquisitions	11,376,000	-	13,873,413	57,100
Cancellation of ADRs (1)	13,137,665	(13,137,665)	-	-
Cancellation of Shares (2)	-	-	(18,878,954)	-
Payment - Share-based compensation	(8,260,455)	-	(4,445,568)	-
Treasury shares at end of period	23,333,278	-	7,080,068	13,137,665
Balance of Treasury Shares in thousands of reais (2)(3)	R$ 444,657	R$ -	R$ 106,764	R$ 317,094

Cost/market Value	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	US$ 4,37	R$ 11.01	US$4,37
Weighted average cost	R$ 15.47	US$ 6,17	R$ 14.28	US$6,17
Maximum cost	R$ 22.96	US$ 10,21	R$ 18.51	US$10,21
Market value	R$ 22.00	US$ 6.70	R$ 16.04	US$3,89

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$269 million.

(3) The total number of treasury shares on September 30, 2016 is R$445 million (12/31/2015 - R$424 million) and includes issuance costs amounting to R$132 thousand (12/31/2015 - R$95 thousand).

In the nine months of 2016 there were highlights of interest on capital.

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)		Sep/16	Dec/15	Sep/15
Interest on capital		500.0	1,400.0	0.0
Interim Dividends		0.0	3,050.0	3,050.0
Intercalary Dividends		0.0	1,750.0	150.0
Total		500.0	6,200.0	3,200.0

2.5) Basel Index

Financial institutions are required by BACEN to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

The index is calculated on a consolidated basis, as follows:

BASEL INDEX %	Sep/16	Jun/16	Dec/15	Set/15
Basel Index - consolidated	17.6	17.7	15.7	15.8

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the exercise ended September 30, 2016 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income (Loss)	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	94,167.6	5,841.6	268.1	2,051.0
Aymoré Crédito, Financiamento e Investimento S.A.	30,108.9	1,527.0	118.6	24,675.0
Santander Brasil, Establecimiento Financiero de Credito, S.A.	2,956.8	2,802.6	(52.9)	1,361.0
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Atual denominação social do Banco Bonsucesso Consignado S.A.)	7,099.1	613.8	1.3	6,823.0
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	14,422.5	1,411.8	171.6	0.0
Banco PSA Finance Brasil S.A.	1,918.9	273.3	3.2	1,744.6
Santander Corretora de Câmbio e Valores Mobiliários S.A	928.9	569.5	83.6	0.1
(1) Includes Leasing portfolio and other credits.

(2) In the third quarter of 2016, after Getnet get approval from the Bacen to act as a payment institution, the activities of acquiring, as well as their related assets and liabilities are now recorded in this society.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Significative Events

3.1) Corporate Restructuring

The Bank implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31, through the issuance of 20 million new common shares. Santander Conglomerate controls such company.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymore as Company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121	121
Loans and Receivables	508	508
Others Assets	374	374
Intangible Assets (3)	-	63
Total assets	1,004	1,066
Financial liabilities at amortized cost	466	466
Others liabilities	397	398
Total liabilities	864	864
Capital increase by Aymore CFI	460	460
Total of net assets acquired	600	662
Non-controlling interest (1)		265
Total consideration transferred by Aymore to acquire control		460
Goodwill (2)		63
(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(2) Goodwill will be tax deductible under current legislation.
(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Olé Consignado, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity, the amount of R$67 million and non-controlling interests, the amount of R$240 million.

The EGM of March 3, 2016 approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Brazilian Central Bank on September 1, 2016 .

d) Sale of Santander Securities Services Brasil DTVM S.A.

On September 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$751 before taxes, recorded in the 3rd quarter 2015 in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

e) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these societies from August 1, 2016
i) Others Corporate Movements

We also performed the following corporate actions:

• On July 14, 2016, was completed the sale transaction of 100% of the shares representing the capital stock of Mantiq by Banco Santander and the Santander Participações to Angra Ventures Participações Ltda.

• In June 2016 the holding in the iZettle S.A. Brazil was sold in its entirety.

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

4) Strategy

Santander is a universal bank focusing on retail services. The Bank is certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers linked, who become more engaged. To accomplish this, the priority is to be a simple, personal and fair bank. The strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, through a multi-channel platform;

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks;

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth;

• Increase productivity through an intense agenda of commercial improvements that allows the Bank to offer a complete portfolio of services.

The strategy prioritizes close and long-lasting relations with the shareholders, and alignment with the country’s social and economic development agenda.

In the third quarter of 2016, the highlight is the following advances:

• In line with the digital strategy, at the end of September the clients making use of biometrics exceeded the 4.4 million mark, while digital channel transactions accounted for 76% of total transactions. Factoring in the contribution of e-commerce, the product sales via digital channels have been experiencing exponential growth. This quarter was also highlighted by another example of the pioneering approach with the launch of Samsung Pay, allowing clients to undertake contact-free payments;

• Through Getnet, was launched an acquiring solution for individual clients: Conta Conecta com a Vermelhinha, an option that combines a low-cost POS with a Santander current account;

• The Bank also implemented a new commercial model in Santander Financiamentos – “+negócios” is a easier-to-use and more intuitive digital platform which transforms customers’ experience by streamlining and simplifying processes, as well as strengthening our positioning as a digital bank. Implantation of the new model in stores and branches will be concluded in mid-November;

• Since August, ContaSuper, an entirely digital and practical model, has also been available in Santander’s branch network, in line with our aim of improving customers’ experience. This offering complements the other products and represents a differential to attract new customers;

• In order to diversify revenues and boost the “Consórcio” business, this quarter Santander launched the “consórcio” – real estate property, another financial solution designed to meet the customers’ needs and help build long-term loyalty;

• In the SME segment, it is worth highlighting the franchise performance: the number of partnerships increased from 57 in January to 162 at the close of September, expanding the activities with Brazil’s leading franchise networks;

• In regard to Global Corporate Banking (GCB), was maintained our leadership in financial advisory for project finance in Brazil, according to the latest consolidated ranking published by ANBIMA, the Brazilian Financial and Capital Markets Association, and continued to head the foreign exchange market. The Bank was also ranked in first place in terms of biggest M&A transactions of the year by Bloomberg;

• For the first time, Santander was included in the “Best Companies to Work for” list published by the consulting firm Great Place to Work (GPTW). The list, which is published every year, is considered a reference for the country’s best work environments and reflects the engagement and commitment of the employees.

Santander has maintained its leading position in sustainability: its Microcredit program occupies a prominent position among private banks and through its Universities program, via the distribution of study scholarships, it actively contributes to the progress of education in the country.

This quarter, Santander Brasil played an important role in the maintenance of the Santander Group’s presence in the Dow Jones Sustainability Index (DJSI) for another year; the Group was ranked sixth (versus 11th in 2015), among 316 participating firms.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, in a meeting held on January 26, 2016, the election of Messrs. Marino Alexandre Calheiros Aguiar and Mario Roberto Opice Leão to compose the Company's Board of Directors, to the position of Officer without specific designation for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved in a meeting held on January 26, 2016: (i) the Company’s financial statements for fiscal year ended December 31, 2015; (ii) the tax credit technical study, according to Rule No. 3,171/02 of Central Bank of Brazil (BACEN); and (iii) the publishing of the Standardized Financial Statements referred to fiscal year ended December 31, 2015.

The Board of Directors approved in a meeting held on March 18, 2016, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) 2SP000160/O-5 and registered with the Securities Commission (CVM) under Declaratory act 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The Board of Directors approved in a meeting held on March 22, 2016: (i) the election of the Company’s Audit Committee members, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, reappointed as Coordinator; Luiz Carlos Nannini, as technical qualified member; and Elidie Palma Bifano, as member; and (ii) ratified (a) the current composition of the Nomination, Governance and Compliance Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; Celso Clemente Giacometti and Marília Artimonte Rocca; and (b) the current composition of the Sustainability and Society Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; José Luciano Duarte Penido, Gilberto Mifano and Viviane Senna Lalli.

The Board of Directors approved in a meeting held on April 28, 2016: (i) the Company´s Financial Statements by standard under International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRS), referred to the fiscal year ended on December 31, 2015; and (ii) the Ombudsman Office Report regarding the second semester of 2015 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

The Board of Directors approved, in a meeting held on May 2, 2016, the election of Messrs. Alexandre Silva D'Ambrósio to compose the Company's Board of Directors, to the position of Executive Vice President for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved, in a meeting held on June 29, 2016, the Declaration and payment of Interest on Equity, in the gross amount of R$500 million (five hundred million Brazilian Reais), were paid on August 26, 2016, with no compensation of monetary restatement.

The Board of Directors approved, in a meeting held on July 26, 2016, the Company Consolidated Interim Financial Statements regarding the second quarter ended June 30th, 2016, prepared in accordance with the Brazilian accounting practices and the Consolidated Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) and the Consolidated Financial Statements of the Conglomerate Prudential.

The Board of Directors knew, in a meeting held on August 24, 2016, the resignation of Ms. Marília Artimonte Rocca (Id Card # 24.938.902-2 SSP/SP - CPF/MF # 252.935.048-51) to the Director member function of Board of Directors, the Compensation Committee and the Nominating Committee, Governance and Compliance of Banco Santander.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The organizational structure of the Executive Vice President of Risks, which is independent from commercial areas, is composed by areas responsible for the management of the financial and non-financial risks.

A specific department has the mission to control and consolidate the portfolios and respective risks (financial, non-financial ad model risk), supporting management with an integrated risk view. In addition, it is also responsible for the risk appetite management and for attending the auditors, regulators as well as the Santander Group headquarter in Spain.

Another nucleon includes a set of transverse functions (Governance, Policy, Risk Culture, Methodology, Stress Test, Capital and Risk MI ) necessary for an advanced risk management model.

The governance model is structured in a vision of Decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of management in Decision making;

• Collegiate Decisions and consensus on credit operations;

The ERC- Executive Risk Committee is the local Decision-making forum with representatives of the Bank's senior management, including the CEO, Vice President and the other members of the Executive Board.

The CCR- Risk Control Committee is the control and monitoring local forum with representatives of the Bank's senior management, including the VPE of risks and the Vice President of finance.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and Decided by the Board of Directors.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis and control of exposure and trends as well as the effectiveness of credit policies. The objective is to keep an appropriate risk profile and a minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities (ALCO), which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to unit Control and Risk Consolidation and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The financial statements (on December 31st 2015 data base) review conducted by external auditors in the companies of Banco Santander showed that there is an effective internal control environment, based on criteria established in COSO 2013 (Internal Control - Integrated Framework 2013 - Committee of Sponsoring Organizations of the Treadway Commission), and these criteria complies the requirements of Section 404 of the Sarbanes-Oxley.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2016.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2016, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2016, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The daily performance of the Santander Brasil with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 48,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, our professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way and which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the third quarter highlights are: I) the Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs and since 2002, it disbursed approximately R$ 3.6 billion for more than 380,000 customers; II) In Brazil, we had partnerships with 398 higher education institutions, since 2005 Santander Universidades Brazil has granted over 146,000 scholarships; III) Since 2013, Santander Financiamentos finances photovoltaic systems (direct conversion of solar energy into electric energy). In the third quarter of 2016, the partnerships number increased to 186 and the business turnover was R$ 12.5 million; IV) In the “Agro Sustentável” program, Santander currently increased 980 customers and 192 employers and outsourced firms were trained or sensitized in relation to CAR (Environmental Rural Register) and 234 customers agreed to participate in the agreement with Coopercitrus and Bayer (Cooperatives).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended on September 30, 2016, were provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration, are these:

Description of services
Inventory review of affiliated entities, required by the Debt Program Global Medium Term Notes.
Due Dilligence Financial and Fiscal.
*Additional services totaled R$643 thousand reais, representing 5,3% of total remuneration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended September 30, 2016 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of October 25, 2016).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2016, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on September 30, 2016:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, V, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended September 30, 2016, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on September 30, 2016:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer